Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

USI HOLDINGS CORPORATION,

COMPASS ACQUISITION HOLDINGS CORP.

and

COMPASS MERGER SUB INC.

Dated as of January 15, 2007

i

ii

Exhibit A: Certificate of Incorporation

Exhibit B: Limited Guarantee

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 15th day of January, 2007 by and among USI Holdings Corporation, a Delaware corporation (the “Company”), Compass Acquisition Holdings Corp., a Delaware corporation (“Parent”), and Compass Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Special Committee (as hereinafter defined) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and recommended to the board of directors of the Company (the “Company Board”) that it adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) recommended that the Company Board recommend approval of this Agreement by the Company’s stockholders and (iv) directed that this Agreement be submitted to the Company Board for its adoption and recommendation that the Company’s stockholders approve this Agreement;

WHEREAS, the Company Board (upon the recommendation of the Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the Company’s stockholders for their approval and (iv) recommended that the Company’s stockholders approve this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously adopted this Agreement and the board of directors of Parent, and Parent, as the sole stockholder of Merger Sub, in each case, has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, GS Capital Partners VI, L.P., GS Capital Partners VI Offshore, L.P., GS Capital Partners VI GmbH & Co. KG, and GS Capital Partners VI Parallel, L.P., each an affiliate of Parent and Merger Sub (“Guarantors”), have entered into a Limited Guarantee, dated as of the date hereof, in favor of the Company with respect to the obligations of Parent and Merger Sub arising under, or in connection with, this Agreement (the “Guaranty”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

(a) Certain Terms. Whenever used in this Agreement (including in the Company Disclosure Letter and the Parent Disclosure Letter), the following terms shall have the respective meanings given to them below or in the Sections indicated below:

“Advisers Act” means the Investment Advisers Act of 1940 and the rules and regulations of the SEC thereunder, as amended.

“Affiliate” means any Person that, directly or indirectly, controls, is controlled by or is under common control with another Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction Proposal” means any inquiry, proposal or offer, written or oral, from any Person relating to, or that could reasonably be expected to lead to: (i) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction (any of the above, a “Business Combination Transaction”) involving the Company; (ii) the Company’s acquisition of any Person (a “Third Party”) in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than fifteen percent (15%) of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than fifteen percent (15%) of any class of its voting equity securities as consideration for assets or securities of a Third Party; (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of any Company Subsidiary, of assets or properties (x) that constitute fifteen percent (15%) or more of the assets or properties of the Company and the Company Subsidiaries, taken as a whole, or (y) that have a transaction value that equals or exceeds fifteen percent (15%) of the aggregate Merger Consideration; (iv) any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, of fifteen percent (15%) or more of any class of equity securities of the Company; or (v) any other transaction having a similar effect to those described in clauses (i) – (iv), in each case other than the Merger and the transactions contemplated by this Agreement.

“AMEX” means American Stock Exchange Inc.

“Applicable Law” means, with respect to any party, any applicable order, law, regulation, rule, ordinance, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to any party to this Agreement, or any of its Affiliates, Subsidiaries, properties or assets, as the case may be.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the City of New York are permitted or obligated by law to be closed for regular banking business.

“Common Share” means one share of common stock, par value $0.01 per share, of the Company.

“Company Adviser Subsidiary” means any Company Subsidiary that conducts activities of an investment adviser as such term is defined in Section 2(a)(11) of the Advisers Act, whether or not registered under the Advisers Act.

“Company Benefit Plans” means each U.S. or non-U.S. employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, policy, arrangement and contract, written or oral, whether legally enforceable or not) for the benefit of any current or former officer, employee, agent, field underwriter, director, consultant or independent contractor of the Company or any of the Company Subsidiaries that is maintained, contributed to, or required to be contributed to, by the Company, any of the Company Subsidiaries, or with respect to which any of them could incur liability or have any obligations or responsibility.

“Company Broker Dealer Subsidiary” means any Company Subsidiary that conducts activities of a broker or dealer, as such terms are defined in the Exchange Act, whether or not registered under Section 15 of the Exchange Act.

“Company Credit Agreement” means the Credit Agreement, dated as of March 24, 2006, among the Company, Various Lending Institutions and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended.

“Company Equity Plan” means the Company’s Amended and Restated 2002 Equity Incentive Plan and any other plan pursuant to which outstanding Options and Restricted Shares have been granted.

“Company Joint Venture” means, with respect to the Company or any Company Subsidiary, any Person in which the Company or any Company Subsidiary, directly or indirectly, owns an equity interest that is not a Company Subsidiary.

“Company Material Adverse Effect” means any event, occurrence, state of facts, condition, change, development or effect that individually, or in the aggregate with all other events, occurrences, state of facts, conditions, changes, developments or effects, (A) is, or would reasonably be expected (A) to be, materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such event, occurrence, fact, condition, change, development or effect results from, alone or in combination, (i) changes in general economic conditions, (ii) general changes in financial or security market conditions, (iii) changes in or events generally affecting the financial services industry, insurance and insurance services industries or insurance brokerage industry in which the Company or any Company Subsidiary participates (other than changes in Applicable Law, or the interpretation thereof by any Governmental Entity, relating to the payment of Contingent Commissions or any adverse developments in any regulatory investigations relating to Contingent Commissions (whether or not involving the Company) that, individually or in the aggregate, adversely affect, or are reasonably expected to adversely affect, the ability of insurance companies to pay, or insurance brokers to receive, Contingent Commissions, except to the extent that the payment or receipt of supplemental or similar compensation in lieu of Contingent Commissions is not prohibited and that such compensation is reasonably anticipated to produce revenue for the Company substantially equivalent to that produced by Contingent Commissions), (iv) changes in U.S. GAAP or Applicable Law (other than changes in Applicable Law referred to in the parenthetical phrase in clause (iii) of this definition) after the date of this Agreement, (v) a worsening of current conditions caused by an act of terrorism or war or any natural disasters or any national or international calamity affecting the United States, (vi) changes, in and of themselves, in the market price or trading volume of the Common Shares on the NASDAQ National Market (provided that any event, occurrence, state of facts, condition, change, development or effect causing or contributing to such changes may be considered in determining whether there is or is reasonably likely to be a Company Material Adverse Effect), (vii) the loss of any employees who are coded as a producer on the books and records (including electronic databases) of the Company and the Company Subsidiaries, and (viii) the announcement of this Agreement and the transactions contemplated hereby; provided, however, in the cases of clauses (i) – (v) above, such event, occurrence, fact, condition, change, development or effect shall not be excluded from any determination of whether a Company Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition, change, development or effect would have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the financial services, insurance and insurance services industries or brokerage companies generally or (B) would, or would reasonably be expected, to prevent the Company from consummating the Merger.

“Company Related Person” means any trade or business, whether or not incorporated, that, together with the Company or any of the Company Subsidiaries, is, or would have been treated as a single employer under Section 414 of the Code.

“Constituent Documents” means, with respect to any entity, the certificate or articles of incorporation and by-laws of such entity, or any similar organizational documents of such entity.

“Contingent Commissions” means any compensation paid to a Producer in relation to insurance which is contingent upon any Producer: (i) placing a particular number of policies or a dollar value of premium with an insurer; (ii) achieving a particular level of growth in the number of policies placed or a particular dollar value of premium with an insurer; (iii) meeting a particular rate of retention or renewal of policies in force with an insurer; (iv) placing or keeping a sufficient insurance business with an insurer to achieve a particular loss ratio or any other measure of profitability; (v) providing preferential treatment in the placement process, including but not limited to the giving of last looks, first looks, rights of first refusal, or limiting the number of quotes sought from insurers for insurance placements; or (vi) obtaining anything else of material value for an insurer.

“Encumbrance” means any mortgage, claim, security interest, encumbrance, license, lien, charge, option, right of first refusal or of first offer or other similar restriction or limitation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder, as amended.

“Governmental Entity” means any court or tribunal or administrative, governmental or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body or other authority of any nation or government or any political subdivision thereof, whether foreign or domestic and whether national, supranational, state or local and any self-regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means trademarks, service marks, trade names, assumed names and designs (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing; patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) and inventions; copyrights (including any registrations and applications therefor and whether registered or unregistered) and works of authorship; Internet domain names; computer programs and software (including source code, object code and executables); mask works; data and databases; technology; trade secrets and other confidential information; and know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, and methodologies.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” or “Knowledge” when used in reference to the Company, means the actual knowledge, after due inquiry, of the individuals set forth in Section 1.1(a) of the Company Disclosure Letter as of the date hereof.

“Losses” means any claim, liability, loss, fines, costs, royalties, proceedings, deficiencies or damages of any kind (whether absolute, accrued, contingent or otherwise), whether or not resulting from third-party claims, including reasonable out-of-pocket expenses and reasonable attorneys’ and accountants’ fees incurred in the investigation or defense of any of the same.

“NASD” means the National Association of Securities Dealers, Inc.

“NYSE” means the New York Stock Exchange, Inc.

“Option” means each option to purchase Common Shares granted pursuant to a Company Equity Plan that is outstanding and unexercised immediately prior to or as of the Effective Time.

“Parent Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that would, or would reasonably be expected to, prevent Parent and Merger Sub from consummating the Merger.

“Permitted Encumbrances” means (i) Encumbrances reflected in the Company Financial Statements or set forth in Section 1.1(b) of the Company Disclosure Letter, (ii) Encumbrances for Taxes (x) not yet due and payable or (y) which are being contested in good faith by appropriate proceedings, (iii) Encumbrances for warehousemen, mechanics and materialmen and other similar Encumbrances incurred in the ordinary course of business consistent with past practice securing payments not yet due and (iv) Encumbrances and other matters that do not materially interfere with the current use of the assets of the business conducted by the Company and the Company Subsidiaries, taken as a whole.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Restricted Shares” means each restricted Common Share granted pursuant to a Company Equity Plan that is outstanding immediately prior to or as of the Effective Time and prior to becoming vested pursuant to Section 4.3(c)(i) is still subject to restrictions under the Company Equity Plan and forfeiture.

“SEC” means the United States Securities and Exchange Commission

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the SEC thereunder, as amended.

“Special Committee” means a committee comprised of certain members of the Company Board, currently four (4) in number, who are unaffiliated with Capital Z

Financial Services Fund, II, LP and its Affiliates and not members of the Company’s management, formed for the purpose of evaluating and making a recommendation to the Company Board with respect to strategic alternatives reasonably available to the Company, including the Merger and the other transactions contemplated hereunder.

“Subsidiary” of any Person means another Person, in which such Person (i) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Superior Proposal” means a bona fide unsolicited written Alternative Transaction Proposal not arising from a breach of Section 8.4(a) which the Company Board (upon the recommendation of the Special Committee) concludes in good faith by a majority vote after consultation with its financial advisors and outside legal counsel (i) is reasonably likely to be consummated, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, (ii) for which financing, to the extent required, is then committed, and (iii) is otherwise on terms that the Company Board (upon the recommendation of the Special Committee) has determined in good faith by majority vote (after consultation with its financial advisor and outside counsel) is superior, from a financial point of view, to the transactions contemplated by this Agreement (taking into account any proposals by Parent to make adjustments to the terms and conditions of this Agreement pursuant to Section 8.4(b)); provided, however, that, for purposes of this definition of “Superior Proposal,” the term Alternative Transaction Proposal shall have the meaning assigned to such term herein, except that the reference to “fifteen percent (15%) in clauses (ii) through (iv) of the definition of “Alternative Transaction Proposal” shall be deemed to be a reference to fifty percent (50%).

“Tax Return” means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed or, where none is required to be filed with a Taxing Authority, the statement or other document issued by a Taxing Authority in connection with any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxes” means (i) any and all federal, state, local, foreign, provincial or territorial taxes, rates, levies, assessments and other governmental charges of any kind whatsoever whether imposed directly or through withholding or in respect of a failure to comply with any requirement of law relating to taxes and expenses incurred in connection with the determination, settlement or litigation of any tax liability (together with any and all interest, penalties (civil or criminal), additions to tax and additional amounts applicable with respect thereto) , including income, franchise, premium, windfall or other profits, gross receipts, property, production, customs, sales, use, capital stock, capital gains, payroll, employment, social security, workers’ compensation, unemployment compensation, disability, net worth, transfer, service, occupation, excise, severance, excise, withholding, ad valorem, add-on, value added tax, business, estimated, stamp, license, environmental (including all taxes under Section 59A of the Code), alternative minimum, production, severance,), and all estimated taxes, (ii) any liability of any Person for the payment of amounts with respect to payments of a type described in clause (i) above as a result of being a member of a Consolidated Group, or (iii) any liability of any Person for the payment of amounts with respect to payments of a type described in clause (i) or (ii) above whether imposed or assessed directly on a Person (or the business, assets, operations or items of income, gain or losses of such Person), or as a transferee, successor, by contract or otherwise.

“Taxing Authority” means with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“U.S. GAAP” means United States generally accepted accounting principles.

(b) Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Schedules shall be deemed references to Sections of, Exhibits to and Schedules delivered with this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require.

(c) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
Adverse Recommendation Change	Section 8.4(b)

Agreement	Introduction

Alternative Acquisition Agreement	Section 8.4(b)

Appraisal Shares	Section 4.4

Benefits Continuation Period	Section 8.7(a)

By-Laws	Section 3.2

Certificate	Section 4.1(b)

Certificate of Incorporation	Section 3.1

Certificate of Merger	Section 2.3

Closing	Section 2.2

Closing Date	Section 2.2

Code	Section 4.2(e)

Company	Introduction

Company Board	Recitals

Company Contracts	Section 5.18(a)

Company Disclosure Letter	Article V

Company Employees	Section 8.7(a)

Company Financial Statements	Section 5.6(b)

Company Permits	Section 5.19(b)

Company Reports	Section 5.6(c)

Company Stockholder Approval	Section 5.4(a)

Company Stockholders’ Meeting	Section 8.3

Company Subsidiaries	Section 5.2(a)

Company Termination Fee	Section 10.3(a)

Compliant	Section 8.11(b)

Confidentiality Agreement	Section 8.1

Consolidated Group	Section 5.10(f)

Contingent Commission Requests	Section 5.8(b)

Debt Financing	Section 6.7

Debt Financing Commitments	Section 6.7

Deficiency Letter	Section 5.6(c)

DGCL	Recitals

Effective Time	Section 2.3

Environmental Claims	Section 5.20(b)

Environmental Laws	Section 5.20(a)

Equity Financing	Section 6.7

Equity Financing Commitments	Section 6.7

ESPP	Section 4.3(b)

Excluded Shares	Section 4.1(a)

Expenses	Section 10.3(d)

Financing	Section 6.7

Financing Commitments	Section 6.7

Governmental Requirements	Section 5.5(a)

Guarantors	Recitals

Guaranty	Recitals

Holder	Section 4.2(a)

Indemnified Parties	Section 8.8(a)

Interim SEC Documents	Section 8.17

Lazard	Section 5.14

Liabilities	Section 5.9

Marketing Period	Section 8.11(b)

Merger	Recitals

Merger Consideration	Section 4.1(a)

Merger Fund	Section 4.2(a)

Merger Sub	Introduction

New Plans	Section 8.7(b)

Notice Period	Section 8.4(b)

Old Plans	Section 8.7(b)

Outside Date	Section 10.1(b)

Parent	Introduction

Parent Disclosure Letter	Article VI

Parent Termination Fee	Section 10.3(b)

Paying Agent	Section 4.2(a)

Preferred Stock	Section 5.3(a)

Producer	Section 5.19(d)

Proxy Statement	Section 8.2(a)

Registered Intellectual Property	Section 5.17(d)

Representatives	Section 8.1

Required Information	Section 8.11(b)

Rollover Option	Section 4.3(a)

Rollover Share	Section 4.3(d)

S Corp Subsidiaries	Section 5.10(h)

Section 262	Section 4.4

Surviving Corporation	Section 2.1

Transacted	Section 5.19(d)

Voting Company Debt	Section 5.3(b)

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, at 9:00 a.m. (New York time) on the first Business Day following the satisfaction or waiver (in writing) of the conditions to the Closing set forth in Article IX (other than those that by their terms cannot be satisfied prior to the Closing, but subject to the fulfillment or waiver (in writing) of such conditions at the Closing); provided, however, that, notwithstanding the satisfaction or waiver of such conditions, the parties shall not be required to effect the Closing until the earliest of (a) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company, (b) the final day of the Marketing Period and (c) the Outside Date, subject, in each case, to the satisfaction or waiver (in writing) of all the conditions set forth in Article IX as of the date determined pursuant to this proviso (other than those that by their terms cannot be satisfied prior to such date, but subject to the fulfillment or waiver (in writing) of such conditions at such date) (the date on which the Closing occurs pursuant to this Section 2.2, the “Closing Date”).

Section 2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

ARTICLE III

THE SURVIVING CORPORATION

Section 3.1 Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to be in the form of Exhibit A, and as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation (the “Certificate of Incorporation”) until thereafter changed or amended as provided therein or by Applicable Law.

Section 3.2 By-Laws. The By-Laws of Merger Sub in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation (the “By-Laws”) until thereafter amended as provided therein or by Applicable Law.

Section 3.3 Directors and Officers. From and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time, as set forth on a schedule delivered by Parent to the Company prior to the Effective Time, shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

ARTICLE IV

EFFECT OF THE MERGER ON STOCK;

EXCHANGE OF CERTIFICATES

Section 4.1 Effect on Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares (A) held in treasury by the Company, or (B) held by any Company Subsidiary (collectively, “Excluded Shares”), (ii) Appraisal Shares, (iii) Restricted Shares and (iv) Rollover Shares) shall be converted into the right to receive, in accordance with this Article IV, $17.00 in cash (the per share cash consideration to be issued to the holders of such Common Shares, the “Merger Consideration”). No interest shall accrue or be paid on the Merger Consideration.

(b) Cancellation of Common Shares.

(i) At the Effective Time, each Common Share converted into the Merger Consideration pursuant to Section 4.1(a) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) (other than Certificates representing Excluded Shares, Appraisal Shares, Restricted Shares and Rollover Shares) shall thereafter represent only the right to receive the Merger Consideration upon surrender of such Certificate in accordance with this Article IV.

(ii) Each Excluded Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 4.2 Exchange of Certificates for Merger Consideration.

(a) Paying Agent and Procedures.

(i) Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company as paying agent (the “Paying Agent”). At or prior to the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation to deposit, with the Paying Agent, separate and apart from its other funds, as a trust fund for the holders of record of Certificates (each a “Holder”), cash in the amount equal to the aggregate Merger Consideration which such Holders are entitled to receive pursuant to this Article IV plus cash to pay for Options and Restricted Shares pursuant to Section 4.3(a) and Section 4.3(c), respectively (such cash being hereinafter referred to as the “Merger Fund”).

(ii) As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) to each Holder (A) a letter of transmittal (in a form reasonably acceptable to the Company), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in such form and have such other customary provisions as Parent and the Surviving Corporation may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration to be received by such Holder pursuant to Section 4.1(a).

(iii) Each Holder of a Certificate representing any Common Shares that have been converted into a right to receive the Merger Consideration set forth in Section 4.1(a) shall, upon surrender of such Certificate for cancellation to the Paying Agent, together with a properly completed letter of transmittal, duly executed in accordance with the instructions thereto, be entitled to receive in exchange therefor the Merger Consideration for each Common Share formerly represented by such Certificate, in the form of a check, to be mailed (or made available for collection by hand if so elected by the surrendering Holder of a Certificate) as promptly as practicable after receipt thereof and the Certificate so surrendered shall forthwith be marked canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(iv) In the event of the surrender of a Certificate that is not registered in the transfer records of the Company under the name of the Person surrendering such Certificate, the Merger Consideration shall be paid to such a transferee if such Certificate is presented to the Paying Agent and such Certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the name of the Person surrendering such Certificate have been paid. If any Merger Consideration is to be delivered to a Person whose name is other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such delivery that the Person requesting such delivery shall pay any transfer or other Taxes required to be paid by reason of such delivery to a Person whose name is other than that of the Holder of the Certificate surrendered or shall establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.

(b) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Common Shares outstanding immediately prior to the Effective Time thereafter on the records of the Company. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be marked canceled and exchanged as provided in this Article IV.

(c) Termination of Merger Fund. Any portion of the Merger Fund (including any interest and other income resulting from any investment of the Merger Fund) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article IV following six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Holder who has not previously complied with this Article IV shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of its claim for Merger Consideration.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Common Shares for purposes of this Article IV.

(e) Withholding Taxes. Notwithstanding any provision of this Agreement to the contrary, Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement to any former holder of Common Shares (including Restricted Shares) or Options such amounts as Parent, the Surviving Corporation or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Common Shares (including Restricted Shares) or Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

(f) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Investment of Merger Fund. The Paying Agent shall invest any cash included in the Merger Fund, as directed by Parent, on a daily basis; provided that in the case of any Losses incurred as a result of such investments, Parent shall take all actions necessary to ensure that the Merger Fund includes at all times cash sufficient to satisfy Parent’s obligations under this Article IV. Any interest and other income resulting from such investments shall be paid to Parent.

Section 4.3 Treatment of Options and Restricted Shares.

(a) Options.

(i) Except as provided in Section 4.3(a)(ii) and subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Common Shares or Options, each Option (whether vested or unvested) shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the excess (if any) of (A) of the product of (x) the number of Common Shares subject to such Option (assuming full vesting of such Option) and (y) the Merger Consideration over (B) the aggregate exercise price of such Option.

(ii) Notwithstanding Section 4.3(a)(i), between the date hereof and the Effective Time, Parent may permit holders of certain Options to exchange some or all of their outstanding Options for options to purchase shares of common stock (or other class of equity) of Parent on such terms as are reasonably acceptable to Parent (each, a “Rollover Option”). Parent intends that such exchange will be made in compliance with procedures for substitution of options by reason of a corporate transaction pursuant to the regulations and guidance under Code Section 409A. Parent and Company will cooperate to take such actions as they reasonably agree are necessary to effectuate the transactions contemplated by this Section 4.3(a)(ii).

(b) Employee Stock Purchase Plan. As of the date hereof, the Company shall take all actions necessary so that the Offering (as that term is defined in the U.S.I. Holdings Corporation Employee Stock Purchase Plan (the “ESPP”)) which ends on March 31, 2007 is the last Offering under the ESPP. No further elections to purchase Common Shares may be made after the date hereof under the ESPP and the maximum number of Common Shares that may be purchased under the ESPP will not exceed 30,000.

(c) Restricted Shares. Except as provided in Section 4.3(d) and subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Restricted Shares, all Restricted Shares outstanding immediately prior to the Effective Time shall vest and become free of all restrictions immediately prior to the Effective Time and shall be canceled, retired and shall cease to exist and shall be converted into the right to receive, in respect of each underlying Common Share, the Merger Consideration in accordance with Section 4.2(a).

(d) Rollover Shares. Notwithstanding Section 4.3(c), between the date hereof and the Effective Time, Parent may permit (i) holders of certain Restricted Shares, and (ii) employees of the Company or any Company Subsidiary who hold Common Shares that are issued and outstanding immediately prior to the Effective Time, to exchange some or all of their Restricted Shares or Common Shares, as applicable, for shares of common stock (or other class of equity) of Parent on such terms as are reasonably acceptable to Parent (each, a “Rollover Share”). Parent and Company will cooperate to take such actions as they reasonably agree are necessary to effectuate the transactions contemplated by this Section 4.3(d).

(e) Paying Agent. Parent shall, or shall cause the Surviving Corporation to, provide the Paying Agent with a list of all holders of Options and Restricted Shares certified by an officer of the Surviving Corporation or the Surviving Corporation’s transfer agent. As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of Options or Restricted Shares a letter of transmittal (in a form approved by the Company) and instructions for use in obtaining the value of such Options or Restricted Shares as contemplated by Section 4.3(a) and Section 4.3(c), respectively. All payments with respect to canceled Options and Restricted Shares shall be made by the Paying Agent (and Parent shall cause the Paying Agent to make such payments) as promptly as practicable after the Effective Time from funds deposited by or at the direction of Parent (in order to pay such amounts) in accordance with Section 4.2(a).

Section 4.4 Appraisal Rights. Subject to Section 9.3(d), Common Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Common Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such

Section, “Section 262,” and such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather, the holders of Appraisal Shares shall be entitled only to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 4.1(a). The Company shall notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any Common Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 4.5 Adjustments to Prevent Dilution. In the event that, notwithstanding Section 7.1(e), the Company changes (or establishes a record date for changing) the number of Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Common Shares, at any time during the period from the date hereof to the Effective Time (excluding any issuances of Common Shares permitted pursuant to the terms of this Article IV), then the Merger Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) a disclosure letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement, which Company Disclosure Letter identifies the sections to which it relates (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent it is readily apparent from such disclosure that such disclosure is applicable to such other section), or (ii) the Company Reports filed and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures therein to the extent they are cautionary, predictive or forward-looking in nature and excluding (only with respect to the representations and warranties contained in Section 5.7 and Section 5.9) information in the Company Reports concerning matters relating, directly or indirectly, to Contingent Commissions) shall if, any only if, the nature and content of the applicable disclosure in such Company Reports is sufficiently specific that its applicability to a representation or warranty contained in this Article V is readily apparent, the Company represents and warrants to Parent and Merger Sub as follows:

Section 5.1 Corporate Status . The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. The Company is duly qualified or licensed to own, lease and operate its properties and to carry on its business as is now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. The Company has delivered or made available to Parent or Merger Sub complete and correct copies of its Constituent Documents as amended and in effect on the date hereof. The Company is not in material violation of any provision of its Constituent Documents.

Section 5.2 Company Subsidiaries.

(a) Section 5.2(a) of the Company Disclosure Letter sets forth: (i) the name of each Subsidiary owned (whether directly or indirectly) by the Company (collectively, the “Company Subsidiaries”), and the state or jurisdiction of its organization; (ii) the name of each Company Subsidiary that is registered or licensed as (A) a broker or dealer under the Exchange Act or any similar state or foreign laws; (B) a futures commission merchant, commodity trading advisor, commodity pool operator or introducing broker under the Commodity Exchange Act, as amended, or under any similar state or foreign law; (C) an investment adviser under the Advisers Act or under any similar state or foreign law; or (D) an insurance company, in each case together with a listing of all such registrations and licenses held with all applicable Governmental Entities; and (iii) a complete list of all securities exchanges, commodity exchanges, boards of trade or similar organizations in which any Company Subsidiary holds membership or has been granted trading privileges, together with the name of the relevant Company Subsidiary. Each Company Subsidiary is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and to carry on its business as is now being conducted. Each Company Subsidiary is duly qualified or licensed in each jurisdiction in which such qualification or licensing is necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Encumbrances.

(c) The Company has delivered or made available to Parent or Merger Sub complete and correct copies of the Constituent Documents of the material Company Subsidiaries, as amended and in effect on the date hereof. No Company Subsidiary is in material violation of any provision of its Constituent Documents.

(d) The Company has made available to Parent and Merger Sub complete and correct copies (except as redacted to protect confidential information related to the transactions contemplated by this Agreement or other alternative strategic transactions considered since January 1, 2004) of (i) the minutes of all meetings of the Company Board (or, in the case of minutes that have not yet been finalized, drafts thereof) and (ii) recordings of all meetings of the shareholders of the Company, in each case, held since January 1, 2004 and prior to the date hereof.

(e) Section 5.2(e) of the Company Disclosure Letter sets forth a complete and correct list of all of Company Joint Ventures. To the Knowledge of the Company, all equity interests of the Company Joint Ventures held by the Company or any Company Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the Company or any Company Subsidiary are free and clear of any liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than any permitted liens or restrictions contained in the joint venture agreements related thereto. The Company has provided or made available to Parent and Merger Sub complete and correct copies of the joint venture agreements of the Company Joint Ventures (and the Company represents that, to the Knowledge of the Company, any Constituent Documents of the Company Joint Ventures not made available to Parent or Merger Sub do not contain provisions that conflict with the joint venture agreements in any material respect). Except as set forth in Section 5.2(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has entered into any material commitment, arrangement or agreement, or is otherwise obligated in any material respect, to contribute capital, loan money or otherwise provide funds or make any investments in any Company Joint Venture.

(f) The Company does not have or conduct, and no Company Subsidiary or Company Joint Venture has or conducts, any business or operations outside of the United States, except as set forth in Section 5.2(f) of the Company Disclosure Letter.

Section 5.3 Capitalization.

(a) The authorized capital stock of the Company consists of Three Hundred Million (300,000,000) Common Shares and Eighty-Seven Million (87,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”). At the close of business on January 12, 2007, (i) 58,450,807 Common Shares were issued and outstanding (of which 1,110,823 were Restricted Shares), (ii) no shares of Preferred Stock were issued or outstanding, (iii) 827,475 Common Shares were held in treasury by the Company, (iv) 5,678,560 Common Shares were subject to outstanding Options having an aggregate exercise price as set forth in Section 5.3(a) of the Company Disclosure Letter and (v) 2,793,200 Common Shares were reserved for issuance pursuant to the Company’s stock plans set forth in Section 5.3(a) of the Company Disclosure Letter. Except as set forth above, at the close of business on January 12, 2007, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. Since such date, the Company has not issued any shares of capital stock, except for Company Shares reserved for issuance under the Company’s stock plans set forth in Section 5.3(a) of the Company Disclosure Letter and pursuant to the exercise of Options outstanding on such date, and has not issued any Options or Restricted Shares since such date. All issued and outstanding Common Shares have been (i) duly authorized and validly issued and are fully paid and nonassessable and (ii) issued in compliance, in all material respects, with all Applicable Laws relating to the offer and sale of securities.

(b) There are no preemptive or similar rights granted by the Company or any Company Subsidiary on the part of any holders of any class of securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any such Company Subsidiary on any matter (“Voting Company Debt”). Except as set forth above or as set forth in Section 5.3(b) of the Company Disclosure Letter, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company. There are not any outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries. Since September 30, 2006, the Company has not declared, set aside, made or paid to the stockholders of the Company any dividends or other distributions on the outstanding shares of capital stock.

Section 5.4 Authority for Agreements.

(a) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary for it to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”)). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws effecting or relating to enforcement of creditors’ rights generally or by general principles of equity.

(b) The Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and recommended to the Company Board that it adopt and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) recommended that the Company Board recommend approval of this Agreement by the Company’s stockholders and (iv) directed that this Agreement be submitted to the Company Board for its adoption and recommendation that the Company’s stockholders approve this Agreement.

(c) The Company Board (upon the recommendation of the Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the Company’s stockholders for their approval and (iv) recommended that the Company’s stockholders approve this Agreement.

Section 5.5 Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by the Company and consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except for: (i) the pre-merger notification requirements under the HSR Act; (ii) the applicable requirements of the Exchange Act and the Advisers Act; (iii) the filing with the NASD required under its applicable rules of changes in the ownership of a member firm; (iv) the filing of the Certificate of Merger pursuant to the DGCL; (v) any registration, filing or notification required pursuant to state securities or blue sky laws (the requirements in clauses (i), (ii), (iii), (iv) and (v) collectively, the “Governmental Requirements”); and (vi) any other immaterial consent, approval, authorization, permit, filing or notification.

(b) Except for the Company Stockholder Approval, as set forth in Section 5.5(b) of the Company Disclosure Letter or as contemplated by Section 5.5(a), no consent, approval of, authorization of or notification to any other Person (including under any Company Contract) is required to be obtained by the Company for the execution, delivery or performance of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(c) Except as set forth in Section 5.5(c) of the Company Disclosure Letter, none of the execution, delivery or performance of this Agreement by the Company or, subject to the receipt of the Company Stockholder Approval, consummation by the Company of the transactions contemplated hereby or compliance by the Company with any provisions hereof, will (i) violate any provision of the Constituent Documents of the Company or any Company Subsidiary, (ii) subject to compliance with Section 8.18, result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, give rise to any right of termination, cancellation, payment, acceleration or revocation under, or result in the loss of any material benefit under, any agreement, undertaking, commitment or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets may be bound, (iii) result in the creation or imposition of any Encumbrance upon any property or asset of the Company or any Company Subsidiary or (iv) violate or conflict with any Applicable Law, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

Section 5.6 Company Financial Statements; SEC Reports.

(a) The Company Financial Statements have been derived from the books and records of the Company and the Company Subsidiaries and have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods presented, subject, in the case of interim unaudited Company Financial Statements, only to normal, recurring year-end adjustments. The consolidated balance sheets included in the Company Financial Statements present fairly in all material respects the financial position of the Company and the Company Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows included in such Company Financial Statements present fairly in all material respects the results of operations, shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the respective periods indicated.

(b) The term “Company Financial Statements” means the consolidated financial statements of the Company and the Company Subsidiaries included in the Company Reports together, in the case of year-end statements, with reports thereon by Deloitte & Touche LLP, the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

(c) Each of the Company and the Company Subsidiaries has filed or furnished, as applicable, all reports, schedules, forms, statements and other agreements or documents required to be filed by it or furnished by it to the SEC since January 1, 2004 (the “Company Reports”). As of its respective date, each Company Report complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report, and did not contain, when filed, or if amended, as of the date of such amendment, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file or voluntarily files periodic reports with the SEC by reason of Section 12(b) or Section 15(d) of the Exchange Act. The Company has furnished to Parent true and correct copies of all deficiency letters from the SEC or the NASD relating to compliance examinations of any Company Broker Dealer Subsidiary or Company Adviser Subsidiary conducted since January 1, 2004 (collectively, “Deficiency Letters”) and the Company’s (or such Company Subsidiary’s) responses thereto. To the Knowledge of the Company, there are no outstanding or unresolved comments or issues from the SEC or its staff with respect to any SEC Reports or other submissions filed by the Company or any Company Subsidiary with the SEC. Since the date of its enactment, the Company and the Company Subsidiaries have complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002.

(d) Each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports.

(e) The Company and the Company Subsidiaries have implemented and maintain a system of internal accounting controls and financial reporting (as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act) that (i) has been effective as of December 31, 2005 and (ii) with respect to subsequent periods has been designed by the Company to be, and the Company has no reason to believe it will not be, effective, in each case, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. As of the date hereof, to the Knowledge of the Company, the Company has not identified any material weaknesses in its system of internal accounting controls and financial reporting and has no reason to believe that its officers will not be in a position to furnish the certifications and attestations required pursuant to the rules and regulations of the SEC under the Sarbanes-Oxley Act of 2002. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Such disclosure controls and procedures have been designed by the Company to be, and the Company has no reason to believe such controls and procedures are not, effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company Reports and other public disclosure documents and, for Company Reports filed with the SEC on or before the date hereof, were effective for such purposes.

(f) The Company disclosed, based on its most recent evaluation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect the ability of the Company or any Company Subsidiary to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a role in internal control over financial reporting. Since January 1, 2004, any material change in internal control over financial reporting required to be disclosed in any Company Report has been so disclosed.

(g) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ National Market.

Section 5.7 Absence of Certain Changes.

(a) Since December 31, 2005, there has been no event or condition which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(b) Since December 31, 2005, the Company and the Company Subsidiaries (during the period in which they were Subsidiaries of the Company) (i) have in all material respects conducted their businesses in the ordinary course consistent with past practice and (ii) have not taken any of the actions, or authorized the taking of any actions, prohibited by Section 7.1 (other than (A) Sections 7.1(c), (e)(i), (f), (g) and (n), (B) any payment, discharge, settlement or satisfaction by the Company or the Company Subsidiaries of any litigation, arbitration, proceeding, claim, liability or obligation (excluding those asserted by or involving any Governmental Entity other than a state insurance department) referenced in Section 7.1(i) in an amount less than one hundred thousand dollars ($100,000) and (C) Section 7.1(r) (but only to the extent the actions referred to in Section 7.1(r) relate to the matters covered by Sections 7.1(c), (e)(i), (f), (g), (i) (to the extent not excluded by reason of clause (B) above) and (n)).

Section 5.8 Litigation; Contingent Commissions.

(a) Except as set forth in Section 5.8(a) of the Company Disclosure Letter, there (i) is no suit, action, proceeding or, to the Knowledge of the Company, investigation or inquiry (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of the Company Subsidiaries or any director or executive officer of the Company, the outcome of which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect or (ii) is no judgment, decree, writ, injunction, award, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of the Company Subsidiaries, or by which any of their respective assets are subject or are bound, which, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect. There are no legal actions, audits, inquiries or, to the Knowledge of the Company, investigations by any Governmental Entity and, to the Knowledge of the Company, no such actions have been threatened, in each case, regarding any accounting practices of the Company or any of its Subsidiaries. There has been no malfeasance by any executive officer of the Company.

(b)(i)(A) The Company has made available to Parent or Merger Sub true, correct and complete copies of all of the subpoenas and written demands, inquiries and information requests received by the Company, any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary from any Governmental Entity from (and including) January 1, 2004 to (and including) September 30, 2004 of which it has Knowledge and (B) the Company has made available to Parent or Merger Sub true, correct and complete copies of all of the subpoenas and written demands, inquiries and information requests received by the Company, any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary from any Governmental Entity since October 1, 2004, in each case, relating to Contingent Commissions, and (ii) the Company has made available to Parent or Merger Sub true, correct and complete descriptions of (A) all oral demands, inquires and information requests received by the Company, any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary from any Governmental Entity since January 1, 2004 of which it has Knowledge relating to Contingent Commissions (all such subpoenas, demands, inquiries and information requests being referred to collectively as the “Contingent Commission Requests”) and (B) descriptions of the scope of the response, if any, to such Governmental Entities in respect of such Contingent Commission Requests. The Company and the Company Subsidiaries have provided each applicable Governmental Entity with all non-privileged documents and other information that are reasonably responsive to such Governmental Entity’s Contingent Commission Requests and have provided Parent reasonable access to all such documents and information. The Company has disclosed to Parent all material facts of which it has Knowledge as of the date hereof relating to the matters covered by the Contingent Commission Requests. Except as set forth in Section 5.8(b) of the Company Disclosure Letter, as of the date hereof, no Governmental Entity has requested that the Company or any of the Company Subsidiaries enter into a settlement negotiation with respect to the matters covered by the Contingent Commission Requests.

Section 5.9 Absence of Undisclosed Liabilities. Except to the extent set forth in Section 5.9 of the Company Disclosure Letter, there are no liabilities or obligations of any kind, whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the Company Financial Statements in accordance with U.S. GAAP (collectively, “Liabilities”) of the Company or any of the Company Subsidiaries other than (a) Liabilities reflected on or reserved against in the Company’s consolidated balance sheet as of September 30, 2006 included in the Company Financial Statements or Liabilities incurred since September 30, 2006 in the ordinary course of business consistent with past practice that would be reflected in the consolidated balance sheet of the Company prepared in accordance with U.S. GAAP applied on a consistent basis if prepared as of the date hereof, (b) Liabilities that are not material to the Company and (c) contingent payments or earn-outs payable to the sellers of businesses to the Company or any Company Subsidiary as described in Section 5.9 of the Company Disclosure Letter.

Section 5.10 Taxes.

(a) The Company and the Company Subsidiaries have (i) duly and timely filed (or there has been filed on their behalf) with the appropriate governmental authorities all income tax returns and all other material federal, state, local and foreign Tax Returns required to be filed by them on or prior to the date hereof and (ii) duly and timely paid in full or made provision in accordance with U.S. GAAP in the Company Financial Statements most recently filed with the SEC for the payment of all Taxes due and owing for all periods or portions thereof ending through the date hereof.

(b) Except as set forth in Section 5.10(b) of the Company Disclosure Letter, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary wherein an adverse determination or ruling in any one such proceeding or in all such proceedings, individually or in the aggregate, have or would reasonably be expected to have, a Company Material Adverse Effect.

(c) Prior to the Closing, the Company will have provided Parent with written schedules of (i) the taxable years of the Company for which the statutes of limitations with respect to federal income Taxes have not expired, (ii) with respect to federal income Taxes, for all taxable years for which the statute of limitations has not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated and (iii) any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns of the Company or any of the Company Subsidiaries.

(d) The Company and the Company Subsidiaries have complied with all rules and regulations relating to Tax information reporting and the payment and withholding of Taxes except where the failure to so comply would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(e) Neither the Company nor any of the Company Subsidiaries is a party to any tax sharing, tax indemnity or other agreement or arrangement with respect to

Taxes with any entity not included in the Company Financial Statements most recently filed with the SEC, other than tax indemnity provisions of agreements to acquire businesses with the sellers of businesses acquired by the Company, or the Company Subsidiaries set forth in Section 5.10(e) of the Company Disclosure Letter. Neither the Company nor any Company Subsidiary is aware of any claim of indemnity under such provisions or of any basis for any such claim.

(f) None of the Company or any of the Company Subsidiaries (i) has been a member of any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, unitary or consolidated group for tax purposes under state, local or foreign law (a “Consolidated Group”) (other than a group the common parent of which is currently a member of the affiliated group of which the Company is currently the common parent or the group of which it was a member at the time of its acquisition by Parent or a Subsidiary of Parent, as set forth in Section 5.10(f) of the Company Disclosure Letter) with respect to Taxes for which the statute of limitations has not yet expired, or (ii) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of the Company Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the date of this Agreement.

(h) No Company Subsidiaries are “S corporations” within the meaning of Section 1361(a)(1) of the Code. To the Knowledge of the Company, all Company Subsidiaries that at one time were “S corporations” (“S Corp Subsidiaries”) have been “S corporations” for federal income tax purposes from their inception and have maintained their status as “S corporations” at all times prior to their acquisition by the Company. To the Knowledge of the Company, at their inception, all S Corp Subsidiaries have validly elected to be “S corporations” in all state and local jurisdictions where they would, absent such an election, be subject to corporate income or franchise tax, and have maintained their status as “S corporations” in such jurisdictions at all times prior to their acquisition by the Company. To the Knowledge of the Company, no state of facts existed which presented a material risk that an S Corp Subsidiary’s status as an “S corporation” was subject to termination or revocation prior to such S Corp Subsidiary’s acquisition by the Company.

(i) There are no liens for any Taxes upon the assets of the Company or any of the Company Subsidiaries, other than (i) statutory liens for Taxes not yet due and payable or (ii) liens which are being contested in good faith by appropriate proceedings and have been disclosed in Section 5.10(i) of the Company Disclosure Letter.

(j) Within the meaning of Section 355 of the Code, neither the Company nor any Company Subsidiary was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” in conjunction with the Merger.

(k) Neither the Company nor any Company Subsidiary has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Section 6111 and 6112 of the Code) in (i) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code, (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code or (iv) or any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) All members of the Company’s Consolidated Group have been properly included in the tax returns of the Company’s Consolidated Group.

Section 5.11 Title to Property.

(a) Section 5.11(a) of the Company Disclosure Letter sets forth the location and description of all real property owned or leased by the Company or any of the Company Subsidiaries as of the date hereof.

(b) Each of the Company and the Company Subsidiaries (i) has good and valid title to all of its properties, assets and other rights that constitute personal property (other than Intellectual Property), free and clear of all Encumbrances and (ii) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible (other than Intellectual Property), used by its business, in each case, except for Permitted Encumbrances or where the failure to have such good and valid title, own such assets, have such valid leasehold interests or have such valid contractual rights would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(c) The Company has not pledged or mortgaged any material assets or entered into any agreement that grants or creates a security interest in any material assets, other than pursuant to the Company Credit Agreement.

Section 5.12 Insurance. Summaries of all material insurance policies maintained by the Company and the Company Subsidiaries as of the date hereof have been provided or made available to Parent or Merger Sub. Except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect, (a) all such policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due with respect to all such policies have been paid and (b) neither the Company nor any Company Subsidiary is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any policy. The Company has made available to Parent a true, correct and complete copy of its currently effective directors’ and officers’ liability insurance policies.

Section 5.13 Information in Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement, and any other document to be filed with the SEC by the Company in connection with the Merger, as of the date it is first mailed to stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the Exchange Act.

Section 5.14 Brokers. No Person other than Lazard Frères & Co. LLC (“Lazard”) is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent a true, correct and complete copy of all agreements between the Company and any of its Affiliates under which Lazard would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement.

Section 5.15 Employee Benefit Plans; ERISA.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth a complete and correct list of each Company Benefit Plan, other than individual employment agreements. With respect to each Company Benefit Plan, the Company has provided or made available to Parent and Merger Sub complete and correct copies of (i) such Company Benefit Plan, if written, or a description of such Company Benefit Plan if not written and (ii) to the extent applicable with respect to Company Benefit Plans sponsored or maintained by the Company, the most recent actuarial valuation reports; the most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar report filed with any comparable governmental authority in any non-U.S. jurisdiction having jurisdiction over any Company Benefit Plan, and all schedules thereto; the most recent financial statement; all current summary plan descriptions; all trusts, insurance policies or other funding agreements or arrangements; all material written communications received from the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor or other applicable governmental agency; and all amendments and modifications to any such document.

(b) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and, to the Knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of such determination. Each Company

Benefit Plan has been operated in accordance with its terms and Applicable Law, except as individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(c) Liability; Compliance.

(i) Except as would not individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect, neither the Company, nor any Company Subsidiary, nor any Company Related Person has in the past six (6) years (A) maintained, sponsored or been required to contribute to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) been required at any time or is required currently to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (C) maintained, sponsored or been required to contribute to a defined benefit plan within the meaning of Code Section 414(j) and ERISA Section 3(35).

(ii) All contributions and premiums required to have been paid by the Company and any of the Company Subsidiaries to any Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any Applicable Law have been paid and fully deducted without challenge by any Governmental Entity within the time prescribed by any such plan, agreement or Applicable Law, except to the extent failure to do so would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. All contributions for benefits accrued but for which payment is not yet due, have been properly accrued on the Company Financial Statements.

(iii) There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits or claims that would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(iv) Except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect (A) there have been no non-exempt “prohibited transactions,” as described in Section 4975 of the Code or Title I, Subtitle B of ERISA, involving any Company Benefit Plan and (B) there are no facts or circumstances which could give rise to any tax imposed by Section 4975 of the Code.

(v) All Company Benefit Plans involving the senior management of the Company that are subject to Section 409A of the Code are in good faith compliance with Section 409A of the Code in all material respects.

(vi) Except as set forth in Section 5.15(c) of the Company Disclosure Letter, no Company Benefit Plan which provides medical or life benefits provides such benefits to any retiree or former employee or director except pursuant to Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(vii) All Company Benefit Plans, severances, termination agreements or other compensation arrangements currently in effect which (either alone or upon the occurrence of any additional or subsequent event) would reasonably be expected to result in any payment, acceleration, vesting or increase in benefits to any current or former officer, employee or director as a result of the transactions contemplated by this Agreement, other than pursuant to Section 4.3, are listed in Section 5.15(a) of the Company Disclosure Letter. The disallowance of a deduction under Section 162(m) of the Code will not apply to any amount paid or payable by Company or any Company Subsidiary under any Company Benefit Plan, program, arrangement or understanding currently in effect.

(viii) No external investigation of the timing of option grants has been undertaken, nor is the Company aware of any facts which would result in such an investigation. The results of any internal investigation of the timing of option grants undertaken by the Company have been made available to Parent.

Section 5.16 Labor Matters. None of the Company or any of the Company Subsidiaries is a party to or bound by, and none of their employees is subject to, any collective bargaining agreement and, to the Knowledge of the Company, there are no labor unions or other organizations representing, or purporting to represent, any employees employed by the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no labor union is currently engaged in or threatening organizational efforts with respect to any employees of the Company or any of the Company Subsidiaries. Since January 1, 2005, to the Knowledge of the Company, there has not occurred or been threatened, any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of the Company Subsidiaries. There are no labor disputes currently subject to any pending grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company or any of the Company Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. The Company and all Company Subsidiaries are in compliance with all employment, wage, and hour laws in all material respects.

Section 5.17 Intellectual Property Rights.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries own, have a valid license, or otherwise have a right to use, free of all Encumbrances other than Permitted Encumbrances all Intellectual Property used in the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted; and (ii) all Intellectual Property that has been licensed by or on behalf of the Company or any Company Subsidiary is being used substantially in accordance with the applicable license pursuant to which the Company or Company Subsidiary has the right to use such Intellectual Property.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any Company Subsidiary is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use any Intellectual Property; (ii) to the Knowledge of the Company, no Intellectual Property owned by the Company and the Company Subsidiaries is being infringed by any third party; and (iii) neither the Company nor any Company Subsidiary is infringing any Intellectual Property of any third party.

(c) Except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect: (i) there is no pending or, to the Knowledge of the Company, threatened claim or dispute regarding the ownership of, or use by, the Company or any Company Subsidiary of any Intellectual Property; (ii) neither the Company nor any Company Subsidiary has received any written notice of any infringement or contributory infringement of the rights of any third party with respect to the use of any Intellectual Property; and (iii) the consummation by the Company of the transactions contemplated hereby will not result in the loss, impairment, increase in the cost of use of, or breach of any license for, any Intellectual Property used in the business of the Company or any of the Company Subsidiaries as currently conducted.

(d) Section 5.17(d) of the Company Disclosure Letter sets forth a complete and accurate list of registrations and applications for registration of patents, trademarks, service marks, copyrights or domain names owned by the Company or any Company Subsidiary (“Registered Intellectual Property”), in each case specifying the owner thereof and the jurisdiction in which the applicable registration has been obtained or pending application has been filed, and, where applicable, the registration or application number therefor. All material registrations, applications therefor, filings, issuances and other actions with respect to any Registered Intellectual Property are, and remain, in full force and effect at the United States Patent and Trademark Office, the United States Copyright Office, and applicable domain name registrar, or any other filing offices, domestic or foreign. There are no material common law trademarks or service marks owned by the Company or any Company Subsidiary.

(e) As of the date hereof, the Company and the Company Subsidiaries have been and are in material compliance with all privacy policies of or applicable to the Company and the Company Subsidiaries.

(f) The Company and the Company Subsidiaries have established and are materially in compliance with security programs that are designed to protect (i) the security, confidentiality and integrity of transactions executed through its computer systems, and of all confidential or proprietary data and (ii) against unauthorized access to their systems and the systems of such third party service providers which have access to their data. To the Knowledge of the Company, except as has been disclosed in writing to

Parent prior to the date hereof, neither the Company nor the Company Subsidiaries has suffered a material security breach with respect to the data used in the businesses of the Company or the Company Subsidiaries or the systems used in the businesses of the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries (x) except as has been disclosed in writing to Parent prior to the date hereof, has notified any employee of the Company or the Company Subsidiaries of an information security breach in connection with such employee’s confidential information or (y) has notified any consumers of the Company or the Company Subsidiaries of any information security breach.

Section 5.18 Contracts.

(a) Section 5.18(a) of the Company Disclosure Letter sets forth a list of each contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound which:

(i) is a “material contract” (as such term is defined in Section 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) contains outstanding obligations in excess of One Million Dollars ($1,000,000) in any twelve (12)-month period or is otherwise material to the business of the Company, as of the date hereof, and the Company Subsidiaries taken as a whole that cannot be terminated without penalty upon sixty (60) days’ prior notice, except for insurance brokerage, agency, program administration and intermediary contracts entered into in the ordinary course of business consistent with past practice, including those containing contingent commission arrangements;

(iii) any non-competition agreement or any other agreement or arrangement that limits or otherwise restricts the Company or any Company Subsidiaries or purports to restrict Affiliates thereof that are not controlled by the Company from engaging or competing in any line of business or in any geographic area in any material respect;

(iv) is an employment, severance, retention or indemnification contract applicable to (A) any “named executive officer” (as such term is defined in Item 402 of Regulation S-K of the Exchange Act) or director of the Company, (B) any regional chief executive officer of the Company or (C) any employee of the Company or any Company Subsidiary currently entitled to at least one (1)-year’s severance pay, in each case, that cannot be canceled by the Company (or the applicable Company Subsidiary) upon sixty (60) days’ notice without liability, penalty or premium;

(v) joint venture, partnership or limited liability company agreements or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company under which the Company or any Company Subsidiary must share revenues, has or may have any liability to provide additional equity or debt capital or has any liability for the obligations of another Person (other than a wholly owned subsidiary), other than in connection with any co-brokerage agreement or arrangement that generated no more than $5,000,000 in revenues in 2006 and the “USI Affinity” relationships, in each case, entered into in the ordinary course of business consistent with past practice;

(vi) leases for real or personal property involving annual expense in excess of Five Hundred Thousand Dollars ($500,000).

(each contract of the type described in clauses (i) through (vi), the “Company Contracts.”)

(b) Except as set forth in Section 5.18(b) of the Company Disclosure Letter:

(i) each Company Contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws effecting or relating to enforcement of creditors’ rights generally, or by general principles of equity, and is in full force and effect; and

(ii) there is no material default or claim of material default under any Company Contract by the Company or the Company Subsidiary party thereto, or to the Knowledge of the Company, by any other party thereto, and, to the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by the Company or the Company Subsidiary party thereto or by any other party thereto, would permit material modification, acceleration or termination thereof or would result in the payment by the Company of a material penalty.

(c) Except as set forth in Section 5.18(c) of the Company Disclosure Letter, the Company has filed each contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K.

(d) Except as set forth in Section 5.18(d) of the Company Disclosure Letter, to the Knowledge of the Company, there is no contract to which any Company Joint Venture is a party which imposes any restriction on the Company or any Company Subsidiary or any of their respective Affiliates from engaging or competing in any line of business or in any geographic area in any material respect.

Section 5.19 Compliance with Applicable Laws and Permits.

(a) The businesses of each of the Company and the Company Subsidiaries has been conducted, and is now being conducted in compliance with Applicable Law, except for any non-compliance that would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits would not, individually or in the aggregate, result or reasonably be expected to result in a material settlement or fine or material change in the conduct of business of the entity required to hold such Company Permit as currently conducted. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and the Company Subsidiaries are not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not result or reasonably be expected to result in a material change in the conduct of business of the entity subject to such Company Permit as currently conducted. No event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of the Company Subsidiaries under, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. No such suspension, cancellation, violation, breach, default, loss of a benefit, or acceleration of an obligation will result from the transactions contemplated by this Agreement, except for violations, breaches, defaults, losses or accelerations that would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. The Company does not have any direct or indirect ownership interest in, and no Company Subsidiary or Company Joint Venture has any direct or indirect ownership interest in, any banking or thrift institution or bank holding company that would subject the Company or any Company Subsidiary to regulation by any Governmental Entity with authority over the business or affairs of banks, thrift institutions or bank holding company.

(c) Except as set forth in Section 5.19(c) of the Company Disclosure Letter, each Company Broker-Dealer Subsidiary (i) is registered as a broker-dealer with the SEC and with state and/or local regulators in each jurisdiction in which such registration is required, and (ii) is a member in good standing of the NASD and all other such self-regulatory organizations in which its membership is required in order to conduct its business as now conducted. Except as set forth in Section 5.19(c) of the Company Disclosure Letter, each Company Adviser Subsidiary is registered as an investment adviser with the SEC or with state and/or local regulators in each jurisdiction in which such registration is required. Each Company Broker-Dealer Subsidiary and each Company Adviser Subsidiary is current on all material filings required by any Governmental Entity of which it is a member, including the NASD, and each such filing was in compliance in all material respects with Applicable Law. Except as set forth in Section 5.19(c) of the Company Disclosure Letter, no proceeding or investigation is pending or, to the Knowledge of the Company, has been threatened against any Company Broker-Dealer Subsidiary or Company Adviser Subsidiary that could lead to the revocation, amendment, failure to renew, material limitation, suspension or material restriction of any such license or registration.

(d) Except as set forth in Section 5.19(d) of the Company Disclosure Letter and except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect: (i) to the Knowledge of the Company, each officer, employee, independent contractor or other Person employed, supervised or controlled by the Company or any Company Subsidiary, or whom the Company has a responsibility to supervise or control under Applicable Law or contract (each a “Producer”), who since January 1, 2002 has marketed, sold, negotiated, serviced, administered, managed, provided advice with respect to or otherwise transacted (“Transacted”) business for the Company and the Company Subsidiaries, at the time such Producer Transacted any such business was duly and appropriately licensed or registered as a Producer (for the type of business Transacted by such Producer), in each case, in the particular jurisdiction in which such Producer Transacted such business; (ii) to the Knowledge of the Company, there have been no material violations by Producers of any Applicable Law in connection with the marketing or sale of products for the Company and the Company Subsidiaries, including with respect to churning, twisting, suitability, conservation, surrender, investment or allocation of funds, market timing, late trading, replacement, fictitious bids or quotes; (iii) to the Knowledge of the Company, there have been no instances of Producers having breached the terms of agency or broker contracts; and (iv) to the Knowledge of the Company, all compensation paid to each such Producer was in all material respects paid in accordance with Applicable Law. The Company and the Company Subsidiaries are in compliance in all material respects with Applicable Law of the states in which they operate relating to trust accounts and the separation and accounting of premium trust funds and an amount equal to the funds or other property received by the Company or any Company Subsidiary from or on behalf of each customer has been applied or used for the purpose for which such amount of funds or property were given to the Company or such Company Subsidiary.

(e) To the Knowledge of the Company, each Producer who is required by reason of the nature of his or her employment by or relationship to the Company or a Company Subsidiary, to be registered or appointed as an investment adviser, investment adviser representative, broker-dealer agent, broker-dealer, registered representative, sales person, insurance agent, insurance broker or insurance producer or real estate broker or salesman with the SEC or the securities commission or insurance department of any state or any self-regulatory body or Governmental Entity or any insurer, is duly registered or appointed as such and such registration or appointment is in full force and effect.

(f) The Company and each Company Subsidiary is in compliance in all material respects with the provisions of ERISA in the operation of each of their respective businesses and there have been no non-exempt “prohibited transactions,” as described in Section 4975 of the Code and Section Title 1, Subtitle B of ERISA, in the operation of their respective businesses. Section 5.19(f) of the Company Disclosure Letter lists each employee benefit plan subject to ERISA as to which the Company or any Company Subsidiary is a fiduciary, as defined in Section 3(21) of ERISA.

Section 5.20 Environmental Laws and Regulations.

(a) The Company and each of the Company Subsidiaries and their respective properties and operations are in compliance with all Applicable Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”), which compliance includes the possession by the Company and the Company Subsidiaries of all permits and other authorizations of Governmental Entities required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for instances of non-compliance which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Neither the Company nor any of the Company Subsidiaries has received written notice of any actions, causes of action, claims, demands, notices or, to the Knowledge of the Company, investigations by any Person asserting personal injury, property damages or the Company or any Company Subsidiary’s obligation to conduct investigations or clean-up activities under any Environmental Laws or alleging liability under or non-compliance with any Environmental Laws (collectively, “Environmental Claims”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(c) To the Knowledge of the Company, there are no facts, circumstances or conditions in connection with the operation of the Company’s business that have led to, or are reasonably likely to lead to, any Environmental Claims against the Company or any Company Subsidiary, which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 5.21 Affiliate Transactions. No executive officer or director of the Company or any of the Company Subsidiaries (or, to the Knowledge of the Company, any immediate family member of any of such persons or their respective Affiliates) or any Person beneficially owning five percent (5%) or more of the Company Shares is a party to any material contract (other than those employment, severance, retention or indemnification contracts set forth in Section 5.21 of the Company Disclosure Letter) with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of the Company Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 5.22 Rights Agreements; Anti-Takeover Provisions. The Company does not have any stockholder rights plans in effect. The Company Board has taken all necessary action so that the provisions of Section 203 of the DGCL and any takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar law enacted under any Applicable Law does not, and will not, apply to this Agreement, the Merger or the other transactions contemplated hereby.

Section 5.23 Opinion of Financial Advisor. The Special Committee has received an opinion from Lazard, dated as of the date hereof, to the effect that as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Common Shares).

Section 5.24 Investment Company Act. The Company is not an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, and no Company Subsidiary or Company Joint Venture is an “investment company” under such act.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed to the Company in a letter (the “Parent Disclosure Letter”) delivered to it by Parent prior to the execution of this Agreement, which Parent Disclosure Letter identifies the sections to which it relates (it being understood that any matter disclosed in any section of the Parent Disclosure Letter will be deemed to be disclosed in any other section of the Parent Disclosure Letter to the extent it is readily apparent from such disclosure that such disclosure is applicable to such other section), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 6.1 Corporate Status. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to own, lease and operate its properties and to carry on its business as is now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have or be reasonably expected to have a Parent Material Adverse Effect. Since their respective dates of incorporation, neither Parent nor Merger Sub has engaged in any activities other than in connection with the transactions contemplated hereby. Parent has delivered or made available to the Company complete and correct copies of the Constituent Documents of Parent and Merger Sub, as amended and currently in effect.

Section 6.2 Authority for Agreements. Each of Parent and Merger Sub has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate or shareholder action of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary for Parent or Merger Sub to authorize this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws effecting or relating to enforcement of creditors’ rights generally or by general principles of equity.

Section 6.3 Consents and Approvals; No Violations.

(a) Except (i) for (A) the pre-merger notification requirements under the HSR Act, (B) the applicable requirements of the Exchange Act; (C) the filing with the NASD required under its applicable rules of changes in ownership of a member firm; (D) the approval of the NYSE and AMEX under their applicable rules and regulations, and (E) the filing of the Merger Certificate pursuant to the DGCL; or (ii) where the failure to make any filing with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution, delivery and performance of this Agreement by Parent or Merger Sub or consummation by Parent or Merger Sub of the transactions contemplated hereby.

(b) Except as contemplated by Section 6.3(a), no consent, approval of, authorization of or notification to any other Person is required to be obtained by Parent or Merger Sub for the execution, delivery or performance of this Agreement by Parent or Merger Sub and consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect.

(c) Subject to compliance with the Governmental Requirements, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor consummation by Parent or Merger Sub of the transactions contemplated hereby or compliance by Parent or Merger Sub with any provisions hereof, will (i) violate any provision of the Constituent Documents of Parent or Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any agreement, undertaking, commitment or obligation to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any Encumbrance upon any property or asset of Parent or Merger Sub, (iv) violate or conflict with any order, writ, injunction, decree, statute, rule or regulation to which Parent or Merger Sub, or the property or assets of Parent or Merger Sub, is subject or (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Parent or Merger Sub to conduct its business as currently conducted, except, in the case of clauses (ii), (iii), (iv) and (v), for violations, breaches, defaults, terminations, cancellations, vestings, payments, exercises, accelerations, suspensions, revocations, creations, impositions or conflicts which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.4 Information in Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement, at the date such Proxy Statement is first mailed to stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.5 [Reserved].

Section 6.6 Litigation. There is no suit, action, proceeding or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Affiliates, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Affiliates which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 6.7 Financing. Parent has delivered to the Company true and complete copies of (a) executed commitment letter(s), (the “Debt Financing Commitments”), pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to cause or cause to be provided the debt amounts set forth therein (the “Debt Financing”) and (b) executed equity commitment letter(s), (the “Equity Financing Commitments,” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which each such party has committed, subject to the terms and conditions thereof, to invest the amount set forth therein (the “Equity Financing,” and together with the Debt Financing, the “Financing”). As of the date of this Agreement, none of the Financing Commitments has been amended or modified in any material respect, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any material respect. As of the date of this Agreement, the Financing Commitments are in full force and effect. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Subject to the terms and conditions of the Financing Commitments, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Commitments, together with the available cash of the Company, will be sufficient for Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby. Parent has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date of this Agreement. For avoidance of doubt, it shall not be a condition to Closing for Parent to obtain the Financing or any alternative financing, it being understood, however, that the liability of Parent, Merger Sub and their Affiliates is in all events subject to the provisions of Section 11.11.

Section 6.8 Ownership of Common Shares. As of the date hereof, neither Parent nor Merger Sub owns (beneficially or of record) any Common Shares or any option, warrant or other right to acquire any Common Shares and the Affiliates of Parent and Merger Sub as of the date hereof do not own, collectively, more than ten percent (10%) of the Common Shares (beneficially or of record).

Section 6.9 Solvency of the Surviving Corporation Following Merger. Assuming that the Company is solvent immediately prior to the Effective Time and assuming the accuracy and completeness of the representations and warranties of the Company contained herein, immediately following the Effective Time, the Surviving Corporation will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (b) have unreasonably small capital with which to engage in its business or (c) reasonably be expected to have incurred debts beyond its ability to pay them as they become due.

Section 6.10 Guaranty. Concurrently with the execution of this Agreement, Parent has caused Guarantor to deliver to the Company the duly executed Guaranty in the form attached hereto as Exhibit B. The Guaranty is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.

Section 6.11 Interest in Competitors. As of the date hereof, neither Parent nor Merger Sub owns any interest(s), nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act, in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business.

ARTICLE VII

CONDUCT OF BUSINESS BY COMPANY

Section 7.1 Conduct of Business by the Company Pending the Merger. From the date hereof until the Effective Time, unless Parent shall otherwise consent in writing, the Company will, and will cause each of the Company Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practices and (ii) use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with third parties and to keep available the services of its current key employees, subject to the terms of this Agreement. In addition to and without limiting the generality of the foregoing, except as otherwise expressly permitted by or provided for in this Agreement, from the date hereof until the Effective Time, without the prior written consent of Parent:

(a) the Company will not adopt or propose, and will cause each of its Company Subsidiaries not to adopt or propose, any change in its Constituent Documents;

(b) the Company will not, and will cause each of the Company Subsidiaries not to, permit, declare, set aside or pay any shareholder dividend or other distribution except for any dividend or distribution by a Company Subsidiary to the Company or a wholly owned Company Subsidiary;

(c) except as set forth in Section 7.1(c) of the Company Disclosure Letter, the Company will not, and will cause each of the Company Subsidiaries not to merge or consolidate with any other Person, acquire capital stock or assets of any Person, or agree to do any of the preceding, except that (i) a wholly owned Company Subsidiary may merge with another wholly owned Company Subsidiary, (ii) a Company Subsidiary formed for the purpose of acquiring another Person may merge with such Person or (iii) the Company or a Company Subsidiary may purchase capital stock or assets of another Person; provided, however, that the purchase price payable in any transaction referred to in clause (ii) or clause (iii) is all cash (or cash and notes) and does not exceed, in the aggregate, Ten Million Dollars ($10,000,000) (including, for such purposes, the present value of estimated contingent purchase price or earn-out payment payable to the seller);

(d) the Company will not, and will cause each of the Company Subsidiaries not to, sell, lease, license, subject to an Encumbrance (other than a Permitted Encumbrance) or otherwise surrender, relinquish or dispose of any assets or property of the Company or any Company Subsidiary other than (i) pursuant to existing written contracts or commitments (the terms of which have been disclosed to Parent prior to the date hereof and are described in Section 7.1 of the Company Disclosure Letter) or (ii) in the ordinary course of business consistent with past practices in an amount not in excess of Two Million Dollars ($2,000,000) in the aggregate;

(e) except as set forth in Section 7.1(e) of the Company Disclosure Letter, the Company will not, and will cause each of the Company Subsidiaries not to (i) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), or split, combine or reclassify any of its capital stock or authorize the issuance of or issue securities (including options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security) in respect of, in lieu of, or in substitution for, its capital stock, or take any action that, if such action had been taken prior to the date hereof, would have caused the representation and warranty made in Section 5.3(b) to be untrue or enter into any amendment of any material term of any of its outstanding securities (other than issuances of Common Shares in respect of Options outstanding on the date hereof and as pledges or other encumbrances as required pursuant to the Company Credit Agreement in connection with acquisitions entered into pursuant to Section 7.1(c)) and (ii) incur, guarantee or assume any indebtedness (other than (A) short-term borrowings in the ordinary course of business consistent with past practice, (B) in connection with any acquisition entered into pursuant to Section 7.1(c), (C) any subordinated loans or secured demand notes entered into or renewed and approved by the NASD or (D) guarantees of obligations of Company Subsidiaries in connection with their office leases) or (iii) accelerate the vesting of any Options or Restricted Shares (other than as required pursuant to contractual commitments existing on the date hereof);

(f) except as required by Applicable Law or pursuant to previously existing contractual arrangements set forth in Section 7.1 of the Company Disclosure Letter, the Company will not, and will cause each of the Company Subsidiaries not to, promise, grant or agree to grant any bonus or increase the compensation, severance or other benefits of any current or former directors, officers, employees, consultants or agents of the Company or any Company Subsidiary (other than increases, bonuses, severance or other benefits in the ordinary course of business consistent with past practice for employees, to the extent accrued in the Company Financial Statements for the nine-months ended September 30, 2006 or in the financial information of the Company for the fiscal year ended December 31, 2006 (which financial information (i) has been delivered to Parent prior to the date hereof and (ii) the Company agrees to supplement with additional financial information for the year ended December 31, 2006 as and when available), merit increases in base salary not exceeding ten percent (10%) or increases necessary to respond to offers of employment made by third parties; provided; however, that (i) the aggregate of all such increases in compensation (excluding bonuses and severance but including other benefits) shall not exceed two percent (2%) of the total payroll of the Company as of the date hereof and (ii) no Options, Restricted Shares or other awards shall be granted or issued under the Company Equity Plan;

(g) except as required by Applicable Law or in connection with any acquisition entered into pursuant to Section 7.1(c) or set forth in Section 7.1(g) of the Company Disclosure Letter, the Company will not, and will cause each of the Company Subsidiaries not to, (i) create, enter into or materially amend or modify any Company Benefit Plan or any severance, consulting, retention or employment agreement (other than with respect to employment agreements for new hires in the ordinary course of business consistent with past practice or which are terminable at will by the Company or a Company Subsidiary before and after the Effective Time without any penalty or cost to the Company, such Company Subsidiary or any Affiliate thereof) or (ii) other than in the ordinary course of business consistent with past practice, hire or terminate the employment or contractual relationship of any officer, employee, consultant or agent of the Company or any Company Subsidiary, as the case may be (other than (A) any such termination as a result of “cause” or which the maximum amount paid and payable by the Company or such Company Subsidiary, as the case may be, in respect of applicable severance or similar benefits shall not exceed Seven Hundred Fifty Thousand Dollars ($750,000) in any one case, or Two Million Dollars ($2,000,000) in the aggregate with respect to all such terminations or (B) any termination to avoid delisting from the NASDAQ National Market or statutory disqualification under the Exchange Act);

(h) the Company will not change any method of accounting or accounting principles or practices by the Company or any Company Subsidiary, except for any such change required by a change in U.S. GAAP as agreed by Deloitte & Touche LLP, the Company’s independent auditors;

(i) the Company will not, and will cause each of the Company Subsidiaries not to, pay, discharge, settle or satisfy any litigation, arbitrations, proceedings, claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than any settlement, payment, discharge or satisfaction in the ordinary course of business consistent with past practice in an amount less than One Million Dollars ($1,000,000) in the aggregate; provided, however, that neither the Company nor any Company Subsidiary shall pay, discharge, settle or satisfy any proceeding, claim, liability or obligation asserted in any proceeding or investigation by any Governmental Entity without the prior written consent of Parent;

(j) except as would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect, the Company will not, and will cause each of the Company Subsidiaries not to, other than in the ordinary course of business consistent with past practice, (i) make or rescind any express or deemed election relating to Taxes, (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Company Benefit Plan intended to be qualified under Code Section 401(a), (iv) enter into a written and legally binding agreement with a Taxing Authority relating to Taxes or (v) other than as required by Applicable Law, change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ending December 31, 2005;

(k) the Company will not, and will cause each of the Company Subsidiaries not to, terminate, amend, modify or waive any provision of any standstill agreement or any standstill provisions of other agreements to which it is a party, and the Company shall, and shall cause each Company Subsidiary to, enforce the provisions of all such agreements;

(l) the Company will not terminate or cancel any insurance coverage maintained by it or any Company Subsidiary with respect to any material assets which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice;

(m) the Company will not, and will cause each of the Company Subsidiaries not to, purchase or redeem any shares of the capital stock of the Company or any Company Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, other than (i) as otherwise contractually required or (ii) for any such purchases or redemptions by a wholly owned Company Subsidiary with respect to such Company Subsidiary’s own capital stock or other equity interests;

(n) the Company will not, and will cause each of the Company Subsidiaries not to, (i) enter into any contract that meets the definition of a “material contract” contained in Section 601(b)(10) of Regulation S-K of the Exchange Act other than in the ordinary course of business consistent with past practice, (ii) modify, amend or terminate any contract material to the operations of the Company and the Company Subsidiaries, taken as a whole, (iii) enter into any agreement that limits or otherwise restricts the Company or the Company Subsidiaries or any successor thereto or any Affiliate thereof from engaging or competing in any material respect, in any line of business or in any geographic area, or (iv) enter into any line of business in which it is not currently engaged;

(o) the Company will not, and will cause each of the Company Subsidiaries not to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(p) the Company will not waive the applicability of Section 203 of the DGCL to any proposed “business combination” or “interested stockholder” (as defined in such Section 203);

(q) the Company will not, and will cause each Company Subsidiary not to, enter into any new, or materially amend or otherwise alter any agreement with any Affiliate of the Company; and

(r) the Company will not, and will cause each of the Company Subsidiaries not to, agree or commit to do any of the foregoing.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Access and Information. Upon reasonable prior notice and subject to Applicable Law, the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and its financial advisors, legal counsel, financing sources, accountant or other advisor, agent or authorized representative (collectively, “Representatives”) reasonable access during normal business hours to all of its books, records, properties, premises and personnel and, during such period, shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to Parent, (a) a copy of each report, schedule and other document filed or received by the Company or any Company Subsidiary pursuant to the requirements of the federal securities laws or a Governmental Entity, except, with respect to examination reports, as may be restricted by Applicable Law, and (b) all other information as Parent reasonably may request; provided that (i) the Company and the Company Subsidiaries shall not be obligated to disclose (A) any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information or (B) any information that would result in a breach of an agreement to which the Company or any of the Company Subsidiaries is a party; provided that the Company shall use reasonable best efforts to obtain the consent of the Person to whom the Company owes such duty of confidentiality to disclose such information to Parent and (ii) no investigation pursuant to this Section 8.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Upon reasonable notice and subject to Applicable Law, the Company shall, and shall cause the Company Subsidiaries to, provide to Parent and its legal counsel or other Parent advisor all information reasonably requested regarding any employee benefit plan subject to ERISA which is a client of the Company or any of its Subsidiaries or as to which the Company and Company Subsidiaries provide any services or from whom the Company and Company Subsidiaries receives any compensation. Each party shall continue to abide by the terms of the confidentiality agreement between GS Capital Partners VI, LP and the Company, dated October 20, 2006 (the “Confidentiality Agreement”). The Company shall keep Parent informed, on a current basis, of any material events, discussions, notices or changes with respect to any criminal or regulatory investigation or action involving the Company or any of its Company Subsidiaries, so that Parent, its members and their respective Affiliates will have the opportunity to take appropriate steps to avoid or mitigate any regulatory consequences to them that might arise from such investigation, inquiry or action.

Section 8.2 Proxy Statement.

(a) As soon as reasonably practicable following the date hereof, the Company shall prepare and file with the SEC, a proxy statement, together with the letter to stockholders, notice of meeting, form of proxy, and any schedules and other materials required to be filed with the SEC in connection therewith, relating to the adoption of this Agreement by the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”). Parent shall cooperate with the Company in connection with the preparation of the Proxy Statement and shall furnish all information concerning Parent as the Company may reasonably request in connection with the preparation of the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement required to be cleared by the SEC as promptly as reasonably practicable after such filing. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders promptly after the Proxy Statement is cleared by the SEC.

(b) The Company shall promptly notify Parent of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto. All filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, shall be subject to the prior review and comment of Parent, and all mailings to the Company’s stockholders in connection with the Merger and transactions contemplated by this Agreement shall be subject to the prior review and comment of Parent. All filings by Parent with the SEC in connection with the transactions contemplated hereby shall be subject to the prior review and comment of the Company.

(c) If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.3 Company Stockholders’ Meeting. The Company, acting through the Company Board (and the Special Committee), shall, in accordance with Applicable Law, its Constituent Documents and the rules of the NASDAQ National Market, promptly and duly call, give notice of, convene and hold as soon as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC, a meeting of the holders of Common Shares (the “Company Stockholders’ Meeting”) for the sole purpose of seeking the Company Stockholder Approval and shall (a) except as otherwise provided in Section 8.4(b), recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (b) use its reasonable best efforts to solicit such adoption and obtain the Company Stockholder Approval. Notwithstanding any other provisions hereof, unless this Agreement is validly terminated in accordance with its terms pursuant to Article X, the Company shall submit this Agreement to its stockholders at the Company Stockholder’s Meeting even if the Company Board or the Special Committee shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected a Adverse Recommendation Change or proposed or announced any intention to do so.

Section 8.4 Acquisition Proposals.

(a) The Company will not, and will cause each of the Company Subsidiaries, the Company’s directors, officers and regional chief executive officers and Lazard not to, and will use its reasonable best efforts to cause each of the employees and other Representatives of the Company and the officers, directors, employees and Representatives of the Company Subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Transaction Proposal or (ii) enter into, continue or otherwise participate in any discussions (other than with Parent, Merger Sub or their respective directors, officers or employees or Representatives) or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Alternative Transaction Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (but not after), in response to an unsolicited bona fide written Alternative Transaction Proposal, the Company may, subject to compliance with this Section 8.4, and after giving Parent written notice of such action, (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such unsolicited bona fide written Alternative Transaction Proposal pursuant to an executed confidentiality agreement containing terms that are no less favorable to the Company than those contained in the Confidentiality Agreement; provided that a copy of all such information not previously provided to Parent (or its Representatives) is provided as promptly as practicable to Parent, and (y) participate in discussions or negotiations with the Person making such unsolicited bona fide written Alternative Transaction Proposal (and its advisors) regarding such unsolicited bona fide written Alternative Transaction Proposal, if and only to the extent that, (1) the Company has not breached this Section 8.4, (2) prior to taking any action described in clauses (x) or (y) above, the Company Board (and the Special

Committee) determines in good faith after consultation with outside legal counsel that taking such action is necessary to comply with the directors’ fiduciary duties under Applicable Law, and (3) in each such case referred to in clauses (x) or (y) above, the Company Board (and the Special Committee) has determined in good faith and after consultation with its financial advisor and legal counsel that either (i) such Alternative Transaction Proposal constitutes a Superior Proposal or (ii) there is a reasonable likelihood that such Alternative Transaction Proposal will result in a Superior Proposal.

(b) Neither the Company Board nor the Special Committee shall, directly or indirectly, (i) (A) withdraw or qualify (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw or qualify (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such board of directors or any such committee thereof of this Agreement, or the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Transaction Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to any Alternative Transaction Proposal (other than a confidentiality agreement referred to in Section 8.4(a) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided that the Company shall not be prohibited from entering into an agreement referred to in and in accordance with this Section 8.4(b). Notwithstanding anything to the contrary set forth in this Section 8.4(b), prior to the time, but not after, that the Company Stockholder Approval is obtained, if the Company receives an unsolicited bona fide written Alternative Transaction Proposal which the Company Board (and the Special Committee) concludes in good faith after consultation with outside legal counsel and its financial advisors constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent including pursuant to this Section 8.4(b), the Company Board (and the Special Committee) may, at any time prior to obtaining the Company Stockholder Approval, if it determines in good faith, after consultation with outside counsel, that such action is necessary to comply with its fiduciary duties to the stockholders of the Company under Applicable Law, (x) make an Adverse Recommendation Change or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Company Termination Fee, as required by Section 10.3; and provided, further, that neither the Company Board nor the Special Committee may make an Adverse Recommendation Change in a manner adverse to Parent pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company shall not have breached this Section 8.4 and (B) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the per share value of the consideration offered therein and the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and (C) prior to making such make an Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Alternative Acquisition Agreement ceases to constitute a Superior Proposal. In the event of any material revisions (or revisions that in the aggregate are material) are made to the initial Superior Proposal, the Company shall deliver to Parent within one (1) Business Day written notice of any such revisions (including a detailed description thereof) and a new Notice Period shall be deemed to have commenced with respect to such modified Superior Proposal on the date of delivery of such notice to Parent. The Company shall keep Parent apprised as to the status of any material developments, discussions and negotiations concerning any potential Alternative Acquisition Agreement on a current basis (and in any event, within one (1) Business Day) after the occurrence of any such development, discussion or negotiation.

(c) Notwithstanding anything to the contrary contained herein, the Company or the Company Board (including the Special Committee) shall be permitted to comply with Rule 14d-9 and 14e-2 promulgated under the Exchange Act, including by taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party; provided that any such disclosure other than (i) a “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company), (ii) an express rejection of any applicable Alternative Transaction Proposal or (iii) an express reaffirmation of its recommendation to its stockholders in favor of the Merger shall be deemed to be an Adverse Recommendation Change.

(d) In addition to and without limiting the obligations of the Company in Section 8.4(a) and Section 8.4(b), the Company shall promptly notify Parent orally and in writing of any Alternative Transaction Proposal that is not otherwise required to be noticed to Parent under such sections, including a summary of the terms and condition thereof.

(e) The Company agrees that (i) it will and will cause the Company Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its

Subsidiaries is a party with respect to any Alternative Transaction Proposal. The Company agrees that it will promptly inform its and the Company Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 8.4.

Section 8.5 Filings; Other Action.

(a) Subject to the terms and conditions herein provided, as promptly as practicable, the Company, Parent and Merger Sub shall (i) make all filings and submissions required under the HSR Act and with NASD, NYSE and AMEX, (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States, the several states or the District of Columbia, foreign jurisdictions including the NASD, NYSE and AMEX in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. In addition, the Company agrees to provide notices and to take such other actions, in each case, subject to the satisfaction of all other conditions to the Closing, necessary to terminate the commitments under, and to permit Parent or Merger Sub to prepay (with proceeds of the Financing) all obligations under, the Company Credit Agreement on the Closing Date, and Parent and Merger Sub agree to pay all obligations under the Company Credit Agreement on the Closing Date (with proceeds of the Financing). In connection with the foregoing, the Company, on the one hand, will provide Parent, and Parent, on the other hand, will provide the Company, with copies of material correspondence, filings or communications (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Without limiting any of the Company’s obligations contained in this Section 8.5, Parent and Merger Sub shall coordinate, and assume primary responsibility for managing, any required continuance of membership or other application, notice filing or other required submission with the NASD or any other self-regulatory agency.

(b) Notwithstanding anything to the contrary contained in this Agreement, none of Parent or Merger Sub shall be required, in order to resolve any objections asserted by any Governmental Authority under the HSR Act or any other Applicable Laws with respect to the transactions contemplated by this Agreement, to (i) divest any of the businesses, properties or assets of the Company or any of the Company Subsidiaries, whether to take effect at the Effective Time or otherwise that are material to Parent and the Company; or (ii) agree to any other material limitation or restriction on the business of Parent and the Merger Agreement. Nothing in this Agreement shall be construed as requiring any Person who is an Affiliate of Parent before the Effective Time (other than Merger Sub) to divest any businesses, property or assets (whether material or immaterial), or to agree to any limitation or restriction on any of their respective businesses (whether material or immaterial).

Section 8.6 Public Announcements; Public Disclosures. Parent and the Company will consult with each other before issuing any press release or making any public statement or broad-based written statement to employees with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange (with respect to which the Company will consult with Parent to the extent practicable), will not issue any such press release or make any such public statement without the consent of the other party (not to be unreasonably delayed, conditioned or withheld).

Section 8.7 Employee Matters.

(a) Until December 31, 2007 (the “Benefits Continuation Period”), and subject to the last sentence of this Section 8.7(a), Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for those employees of the Company and the Company Subsidiaries who continue as employees of Parent, the Surviving Corporation or any of their respective Subsidiaries during the Benefits Continuation Period (the “Company Employees”), base pay and employee benefits that are no less favorable in the aggregate (excluding any equity or equity equivalent award opportunities and other equity based compensation, except as otherwise agreed by Parent or the Surviving Corporation) to those currently provided by the Company or the applicable Company Subsidiary to such employees pursuant to the Company, the Company Subsidiaries or the Company Benefit Plans. Without limiting the generality of the foregoing, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance benefits to Company Employees which are no less favorable than the severance benefits under the plan set forth in Section 8.7(a) of the Company Disclosure Letter.

(b) For purposes of determining eligibility to participate and vesting under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any Company Employee after the Effective Time (collectively, the “New Plans”), the Company Employees shall receive service credit for service with the Company and the Company Subsidiaries (and any respective predecessors) to the same extent such service credit was granted under the Company Benefit Plans, except to the extent any such service credit is not recognized under the New Plans for other employees or to the extent such service credit would result in the duplication of benefits. In addition and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (collectively, the “Old Plans”) and (B) such

Company Employee has satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents and (y) any expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, assume and honor in accordance with their terms all employment, severance and termination plans and agreements (including change in control provisions) with employees or independent contractors of the Company and the Company Subsidiaries.

(d) The provisions of this Section 8.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any employees of the Company and the Company Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 8.7) under or by reason of any provision of this Agreement.

Section 8.8 Company Indemnification Provisions.

(a) Parent shall or shall cause the Surviving Corporation to maintain the Company’s existing indemnification provisions as of the date hereof with respect to present and former directors, officers, employees and agents of the Company and all other Persons who may presently serve or have served at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, the “Indemnified Parties”) for all expenses, judgments, fines and amounts paid in settlement by reason of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted or required under, (i) Applicable Law, (ii) the Company’s Constituent Documents in effect on the date hereof (to the extent consistent with Applicable Law) and (iii) indemnification agreements of the Company or any Company Subsidiary in effect on the date hereof (to the extent consistent with Applicable Law), for a period of not less than six (6) years after the Effective Time, and shall cause the Surviving Corporation to perform its obligations under such indemnification provisions in accordance with their respective terms.

(b) Immediately prior to the Effective Time, Parent shall or shall cause the Surviving Corporation to purchase a single payment, run-off policy or policies of directors’ and officers’ liability insurance covering the Persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies for claims arising in respect of acts or omissions occurring prior to the Effective Time (but only in respect thereof) in amount and scope at least as favorable, in the aggregate, as the Company’s existing policies, such policy or policies to become effective at the Effective Time and remain in effect for a period of six (6) years after the Effective Time; provided, however, that the premium for such run-off policy or policies shall not exceed two hundred percent (200%) of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers ‘ liability insurance policies (which amount is disclosed in Section 8.8(b) of the Company Disclosure Letter); and provided, further, that, if such run-off policy or policies cannot be obtained or can be obtained only by paying aggregate premiums in excess of two hundred percent (200%) of such amount, Parent or the Surviving Corporation, as the case may be, shall only be required to obtain as much coverage as can be obtained by paying a premium equal to two hundred percent (200%) of such amount.

(c) [Reserved].

(d) If Parent, the Surviving Corporation or any of its or their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 8.8.

(e) The provisions of this Section 8.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

Section 8.9 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to the Merger, the Company, the Company Board and the Special Committee shall (a) grant such approvals and take such actions as are necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate or minimize the effects of any such statute or regulation on the Merger.

Section 8.10 [Reserved].

Section 8.11 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause Merger Sub to take, all actions and to do, or cause Merger Sub to do, all things reasonably necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitments (provided that Parent and Merger Sub may, after consultation with the Company, replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date hereof, or otherwise so long as the terms thereof would not, in the reasonable good faith judgment of Parent, adversely impact in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby), including reasonable best efforts to (a) maintain in effect the Debt Financing Commitments, subject to the foregoing replacement and amendment rights, (b) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Financing set forth therein that are within their control (including by consummating the Equity Financing pursuant to the terms of the Equity Financing Commitments), and (c) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitments or on other terms acceptable to Parent that would not adversely impact in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby. Subject to the terms and conditions contained herein, at the Closing Parent shall draw down on the Debt Financing if the conditions to the Debt Financing Commitments are then satisfied. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments and the Equity Commitment Letter, as applicable, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated hereby on terms and conditions that are not materially less beneficial to Parent and Merger Sub, including with respect to conditionality, in the reasonable good faith judgment of Parent (after consultation with the Company), promptly following the occurrence of such event. In the event that the ownership of Parent is offered or transferred or assigned in whole or in part (to the extent permitted under the Equity Financing Commitment), Parent shall be responsible for causing the Persons to whom such ownership is offered or transferred or assigned and the representatives of such Persons to be bound by the restrictions contained in the Confidentiality Agreement and shall otherwise have the right to provide information regarding the Company and this Agreement in connection with such syndication.

(b) The Company agrees to provide, and shall cause the Company Subsidiaries and their respective officers, employees, representatives and advisors to provide, all reasonable cooperation (including with respect to timeliness) in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, including (i) participation in meetings, presentations, drafting sessions, due diligence sessions, “road shows” and sessions with rating agencies, (ii) furnishing Parent and its financing sources as promptly as practicable (and in any event no later than thirty-five (35) days prior to the Outside Date) with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements, financial data and other information (including with respect to the Company’s fiscal year ended December 31, 2006) (A) of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offering of senior and senior subordinated notes contemplated by the Financing Commitments at the time during the Company’s fiscal year such offerings will be made and (B) all financial statements and other information relating to the Company necessary for the satisfaction of the conditions set forth in the Financing Commitments (collectively, the “Required Information”), (iii) assisting Parent and its financing sources in the preparation of (A) one or more offering documents and or confidential information memoranda for any portion of the Debt Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and its financing sources for any portion of the Debt Financing, including providing assistance in preparation for, and participating in, meetings, drafting sessions and due diligence sessions, (v) providing and executing documents as may be reasonably requested by Parent, including customary certificates (including a certificate of the chief financial officer of the Company with respect to solvency matters), legal opinions, consents of accountants for use of their reports in any materials relating to the Debt Financing and customary representation letters in connection with bank confidential information memoranda, (vi) reasonably facilitating the pledging of collateral and providing of guarantees, subject to the occurrence of the Closing, (vii) using commercially reasonable efforts to obtain legal opinions, surveys and title insurance or documents as reasonably requested by Parent, including commitment letters, underwriting or placement agreements, loan agreements, note purchase agreements, registration rights agreements, indentures and related documents and (viii) using its reasonable best efforts to cause its independent accountants to provide assistance to Parent, including providing consent to Parent to prepare and use their audit reports relating to the Company and to provide any necessary “comfort letters”; provided that the Company shall not be required to pay any commitment or other similar fee that is not reimbursed by Parent in connection with the Debt Financing prior to the Effective Time. For purposes of this Agreement, “Marketing Period” shall mean the first period of thirty-five (35) consecutive days after the date hereof throughout which (A) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to this Section 8.11(b) which Required Information is and remains Compliant (as defined below), and (B) the conditions set forth in Article IX shall be and remain satisfied; provided that the Marketing Period shall end on any earlier date which is the third (3rd) Business Day following the date the Debt Financing is consummated. “Compliant” shall mean, with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to made such Required Information not misleading, (ii) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements under Rule 144A of the Securities Act, in each case, assuming such Required Information is intended to be the information to be used for an offering of securities by the Company in connection with the debt financing contemplated by the Commitment Letters and (iii) Deloitte & Touche LLP has not withdrawn its audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC or in the Required Information.

Section 8.12 Additional Matters. Subject to the terms and conditions herein provided, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the transactions contemplated hereby, including using all reasonable best efforts to obtain all necessary waivers, consents and approvals in connection with the Governmental Requirements and any other third party consents and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent, Merger Sub and the Surviving Corporation shall take all such necessary action.

Section 8.13 Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.14 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company. Upon the request of Parent, as specified by Parent reasonably in advance of the Closing, the Company will seek to obtain the resignation of all directors of the Company Subsidiaries, in each case, effective at the Effective Time.

Section 8.15 [Reserved].

Section 8.16 No Bank Regulation. The Company will not engage, and will not permit any Company Subsidiary, to engage in any business or activity that would have the effect of subjecting the Company or any Company Subsidiary to regulation by any Governmental Entity with authority over banks, thrifts or bank holding companies.

Section 8.17 Company SEC Documents. The Company shall, and shall cause the Company Subsidiaries, to file with or publicly furnish to (as applicable) all required reports, schedules, registration statements and other documents with or to the SEC between the date of this Agreement and the Effective Time (“Interim SEC Documents”). All Interim SEC Documents shall comply in all material respects with the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder and none of the Interim SEC Documents shall, when filed with or publicly furnished to the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company Financial Statements included in any such Interim SEC Documents shall comply in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, will be prepared in accordance with U.S. GAAP and fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries or the entities purported to be presented therein and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies or entities as of the dates and for the periods shown (subject, in the case of any unaudited interim financial statements, to normal and recurring year-end adjustments that, individually or in the aggregate do not have or would not reasonably be expected to have a Company Material Adverse Effect).

Section 8.18 Advisory Contract Consents. The Company shall cause the Company Adviser Subsidiaries (a) to send, within a reasonable period following the date hereof (but in any event at least forty-five (45) days prior to Closing), a notice informing its advisory clients of the transactions contemplated by this Agreement and requesting, in compliance with the Advisers Act and any other Applicable Law, such clients’ consent as may be necessary to effect the assignment, as such term is defined in the Advisers Act, of their investment advisory agreements with the Company Adviser Subsidiaries, and (b) to use reasonable efforts to obtain such consent. The Company may satisfy this obligation, insofar as it relates to noninvestment company advisory clients (other than collective investment arrangements as to which the governing instruments or Applicable Law require any different or supplemental procedure, in which case such different or supplemental procedures must be followed), by providing each such client with the notice contemplated by the first sentence of this Section 8.18 and using reasonable efforts to obtain either a new investment advisory agreement with such client effective at the Closing Date or such client’s consent by an actual written consent or by an implied consent to the assignment of such client’s investment advisory agreement in accordance with the requirements of Applicable Law, provided that as to Kibble & Prentice Holding Company, the Company shall seek actual written consent (not implied consent) to the assignment and to the amendment to the advisory agreements disclosed in Section 5.19 of the Company Disclosure Letter. It is understood that such implied consent may be sought by means of a written notice (x) requesting written consent, as aforesaid and (y) informing the advisory client of: (i) the transactions contemplated hereby and the Company’s intention to complete such transactions so as to result in a statutory assignment of such investment advisory agreements; (ii) the Company Adviser Subsidiary’s intention to continue the advisory services, under the existing investment advisory agreement with such client after the Effective Time if such client does not terminate such investment advisory agreement prior to the Effective Time; and (iii) the fact that if such client continues to accept such advisory services without termination the consent of such client will be implied effective as of the forty-fifth (45th) day following the date of such notice.

Section 8.19 Advice of Changes.

(a) Each party shall promptly advise the other orally and in writing of any change or event that it becomes aware of having, or which would reasonably be expected to have, a Company Material Adverse Effect, or which would cause or constitute a material breach of any of the representations, warranties or covenants of the Company or any Company Subsidiary contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article IX or give rise to any right of termination under Article X unless the underlying breach shall independently constitute such a failure or give rise to such a right.

(b) Without limiting the rights of the parties in this Section 8.19 each party shall furnish in advance to the other party copies of all correspondence, filings, submissions and written communications between them and their respective Representatives on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Merger and consult with such other party on and take into account any reasonable comments it may have to such correspondence, filings, submissions and written communications prior to them being made. Each party shall keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby, shall inform the other party of the substance of any material oral communications with any Governmental Entity and shall respond to inquiries and requests received from any Governmental Entity or third party, in each case with respect to this Agreement or the Merger as promptly as practicable. In addition, the Company shall give prompt written notice to Parent of any notice or other communication from any Person (and the response thereto of the Company or the Company Subsidiaries, as the case may be) alleging that the consent of such Person is or may be required in connection with this Agreement or the Merger.

ARTICLE IX

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 9.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Any waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the United States Department of Justice or the United States Federal Trade Commission challenging or seeking to enjoin consummation of this transaction, which action shall not have been withdrawn or terminated;

(b) No statute, rule, regulation, executive order, decree, ruling or preliminary or permanent injunction of any Governmental Entity having jurisdiction which prohibits, restrains, renders illegal or enjoins consummation of the Merger shall be in effect;

(c) Each of the Company, Parent and Merger Sub shall have made the filings, and obtained the permits, authorizations, consents, or approvals set forth in Section 9.1(c) of the Company Disclosure Letter; and

(d) The Company Stockholder Approval shall have been obtained.

Section 9.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver by the Company at or prior to the Closing Date of the following additional conditions:

(a)(i) Each of Parent and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time; (ii) the representations and warranties of Parent and Merger Sub contained in Sections 6.1, 6.2 and 6.5 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (iii) the other representations and warranties of Parent and Merger Sub contained in this Agreement not referenced in clause (ii) immediately above shall be true and correct in all respects when made and as of the Effective Time as if made at such time (except to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date), interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term Parent Material Adverse Effect, except where the failure of all such representations and warranties to be true and correct, in the aggregate, has not had, or would not reasonably be expected to have a Parent Material Adverse Effect;

(b) The Company shall have received a certificate of an executive officer of Parent as to the satisfaction of the conditions set forth in Section 9.2(a); and

Section 9.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following additional conditions:

(a)(i) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time; (ii)(x) the representations and warranties of the Company contained in Sections 5.1, 5.2(a)(ii)(A), 5.2(a)(iii), 5.4, 5.7(a), 5.14 and 5.22 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (y) the representations and warranties of the Company contained in Sections 5.2(b) and 5.8(b) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (z) the representations and warranties of the Company contained in Section 5.3 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such time, except that (A) the number of issued and outstanding Common Shares may be increased by the sum of (1) the number of Common Shares issuable upon the exercise of Options outstanding as of the date hereof, plus (2) up to 30,000 Common Shares issuable under the ESPP, plus (3) the number of Common Shares issuable as set forth in Schedule 9.3(a)(ii)(z)(A)(3) in the Company Disclosure Letter (up to the amount actually used for such purpose), plus (4) 85,000 Common Shares; and (B) the number of Common Shares reserved for issuance may be reduced by the amount associated with the exercise of outstanding Options, and (iii) the representations and warranties of the Company contained in this Agreement not referenced in clause (a) (ii) above shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term Company Material Adverse Effect, except where the failure of all such representations and warranties to be true and correct, in the aggregate, has not had, or would not reasonably be expected to have a Company Material Adverse Effect;

(b) Parent and Merger Sub shall have received a certificate of the chief executive officer and chief financial officer of the Company as to the satisfaction of the conditions set forth in Section 9.3(a);

(c) Those individuals employed by the Company and the Company Subsidiaries as of the date of this Agreement who (i) are no longer employed by the Company or a Company Subsidiary on the Closing Date or (ii) have given notice on or before the Closing Date of intention to terminate employment, if any, shall not have accounted for more than ten percent (10%) of the total net fees and commissions of the Company and the Company Subsidiaries (on a consolidated basis) reported in the Company’s Financial Statements as of and for the twelve months ended December 31, 2006. For purposes of this Section 9.3(c), an individual will be deemed to have accounted for those net fees and commissions that are coded to him or her, as producer, on the books and records (including electronic database) of the Company and the Company Subsidiaries that have been made available to Parent; and

(d) The Appraisal Shares shall not constitute more than ten percent (10%) of the outstanding Common Shares of the Company immediately prior to the Closing.

Section 9.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was proximately caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.5.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger at the Company Stockholders’ Meeting, or any adjournment or postponement thereof:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company, if the Merger shall not have been consummated on or before the date that is nine (9) months (the “Outside Date”) after the date hereof (other than due principally to the failure of the party seeking to terminate this Agreement to perform any obligations under this Agreement required to be performed by it at or prior to the Effective Time); provided that the passage of such period shall be tolled, until a date not later than twelve (12) months after the date hereof, for any part thereof during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the Merger; provided, further, that the Outside Date may be extended (one time only) for a period not to exceed ninety (90) days by either party by written notice to the other party if the Merger shall not have been consummated as a result of the condition set forth in Section 9.1(c) failing to have been satisfied one (1) Business Day prior to the Outside Date and the extending party reasonably believes that the relevant approvals will be obtained during such extension period;

(c) By Parent, if (i) an Adverse Recommendation Change shall have occurred, (ii) the Company shall have materially breached any of its obligations under clause (a) of Section 8.3 or Section 8.4 or (iii) the Company shall have breached any of its obligations under Section 8.3 (other than clause (a) of Section 8.3) and such breach is not cured within fifteen (15) Business Days after written notice thereof is given by Parent to the Company;

(d) By Parent or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;

(e) By Parent or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 10.1 shall not have taken any action that would cause it to be in material violation of any of its representations, warranties or covenants set forth in this Agreement;

(f) By the Company, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement such that Section 9.2(a) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent or (ii) one (1) Business Day prior to the Outside Date; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 9.3(a) would not be satisfied;

(g) By Parent, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that Section 9.3(a) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company or (ii) one (1) Business Day prior to the Outside Date; provided that Parent and Merger Sub are not then in breach of this Agreement such that the conditions set forth in Section 9.2(a) would not be satisfied;

(h) By the Company, at any time prior to receipt of the Company Stockholder Approval, in accordance with and subject to the terms and conditions of Section 8.4(b); or

(i) by the Company, if all of the conditions set forth in Section 9.1 and Section 9.3 have been satisfied (unless the failure to satisfy any such conditions is due to the failure by Parent or Merger Sub to satisfy their respective obligations set forth herein) and Parent has failed to consummate the Merger not later than five (5) calendar days after the final day of the Marketing Period.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect and the obligations of the parties under this Agreement shall terminate, except for the obligations in the second to last sentence of Section 8.1, all of the provisions of Section 5.14, this Section 10.2, Section 10.3, Article I and Article XI and the Guaranty set forth in Section 6.10 and there shall be no liability on the part of any party hereto; provided, however, that the Company shall not be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement that would reasonably be expected to cause any of the conditions set forth in Section 9.1 and Section 9.3(a) not to be satisfied.

Section 10.3 Fees and Expenses.

(a) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 10.1(h);

(ii)(A) prior to the date of the Company Stockholders’ Meeting, an Alternative Transaction Proposal shall have been made to the Company or directly to its stockholders generally or publicly announced and not withdrawn, (B) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(d) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate or consummates an Alternative Transaction Proposal;

(iii) Parent terminates this Agreement pursuant to Section 10.1(c); or

(iv)(A) this Agreement is terminated by Parent pursuant to Section 10.1(g) (other than by reason of a breach of Section 8.3 or Section 8.4) and prior to such termination, an Alternative Transaction Proposal has been made to the Company or directly to its stockholders or publicly announced and not withdrawn and (B) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate or consummates an Alternative Transaction Proposal:

then in each such case enumerated in (i) through (iv) above, the Company shall pay Parent a one-time fee equal to forty-one million dollars ($41,000,000) (the “Company Termination Fee”). Any fee due under this Section 10.3(a) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company (A) in the event referred to in clause (i) or (iii) above, at or prior to the time of termination of this Agreement or (B) in the case of termination pursuant to clause (ii) or (iv) above, within two (2) Business Days after the earlier to occur of the Company entering into a definitive agreement to consummate or the consummation of the Alternative Transaction Proposal referred to in clause (ii)(C) or clause (iv)(B) above; provided that the provisions of this Section 10.3(a) shall be subject to Section 10.3(c). For purposes of this Section 10.3(a), the term “Alternative Transaction Proposal” shall have the meaning assigned to such term in Section 1.1(a), except that the reference to “fifteen percent (15%)” in clauses (ii)-(iv) of the definition of “Alternative Transaction Proposal” shall be deemed to be a reference to “twenty-five percent (25%).”

(b) Provided that the conditions set forth in Section 9.1 and Section 9.3 have been satisfied (unless the failure to satisfy any such conditions is due to the failure by Parent or Merger Sub to satisfy their respective obligations set forth herein) and in the event that this Agreement is terminated by the Company pursuant to Section 10.1(f) or Section 10.1(i), Parent shall pay a one-time fee equal to twenty-five million seven hundred thousand dollars ($25,700,000) (the “Parent Termination Fee”) to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of same day funds; provided that the provisions of this Section 10.3(b) shall be subject to Section 10.3(c).

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Company Termination Fee when due or Parent shall fail to pay the Parent Termination Fee when due, and in order to obtain such payment, the Company or Parent, as the case may be, commences a suit which results in a judgment against such other party for such fee, then the Company or Parent, as the case may be, shall pay to the other party such other party’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal, plus two percent (2%) per annum from the date such amounts were required to be paid until the date actually received by such party. Notwithstanding anything in the Agreement to the contrary, each party acknowledges that the Company’s right to receive the Parent Termination Fee from Parent pursuant to Section 10.3(b) or the guaranty thereof pursuant to the Guaranty shall constitute the Company’s sole and exclusive remedy against Parent, Merger Sub, Guarantor or any Non-Recourse Party (as defined in the Guaranty), or against any other party to any Financing Commitment for, and such amount shall constitute liquidated damages in respect of, the breach or termination of this Agreement regardless of the circumstances giving rise to such breach or termination and the Company shall have no further rights, directly or indirectly, against any Parent, Merger Sub, Guarantor or any Non-Recourse Party or against any party to any Financing Commitment, whether at law or equity, in contract, in tort or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except as otherwise provided in Section 11.11.

(d) Except as otherwise specifically provided herein, each party shall bear its own Expenses in connection with this Agreement and the transactions contemplated hereby. In the event that (i) Parent or the Company terminates this Agreement pursuant to Sections 10.1(b) or 10.1(d) or (ii) Parent terminates this Agreement pursuant to Section 10.1(g), then in each such case the Company, shall reimburse Parent for all Expenses. Notwithstanding the foregoing, in the event that the Company pays Parent’s Expenses pursuant to clause (i) or (ii) above and subsequent to such termination the Company is obligated to pay the Company Termination Fee to Parent under Section 10.3(a), the amount of the Company Termination Fee shall be reduced by any Expenses theretofore reimbursed by the Company to Parent. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to Parent and its Affiliates) incurred by Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby; provided, however, that the amount required to be reimbursed in respect of Expenses by the Company or Parent, as the case may be, shall not exceed ten million dollars ($10,000,000) million.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Survival of Representations, Warranties and Agreements. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time except as set forth in Section 10.3. This Section 11.1 shall not limit any covenant or agreement set forth in this Agreement that by its terms contemplates performance after the Effective Time, which covenants and agreements shall survive the Effective Time.

Section 11.2 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) upon confirmation of receipt of a facsimile transmission or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

(a)	If to Parent or Merger Sub, to:

c/o Goldman, Sachs & Co.

One New York Plaza

38th Floor

New York, NY 10004

Facsimile: (212) 482-3820

Attention: Ben Adler

and to:

Attention: John Bowman

Facsimile: (212) 357-5505

With a copy to:

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, NY 10019

Facsimile: (212) 424-8500

Attention: Alexander M. Dye, Esq.

                 Theodore LaPier, Esq.

(b)	If to the Company, to:

555 Pleasantville Road

Suite 160 South

Briarcliff Manor, NY 10510

Facsimile:(610) 537-4506

Attention: Ernest J. Newborn, II, Esq.

with a copy to:

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

Facsimile:(212) 259-6333

Attention: Morton A. Pierce, Esq.

                 Chang-Do Gong, Esq.

Section 11.3 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.4 Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein, including the Guaranty) constitutes the entire agreement and supersedes all other prior agreements and understandings (other than those contained in the Confidentiality Agreement, which is hereby incorporated by reference herein), both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties. This Agreement shall not be assigned by operation of law or otherwise, except that Merger Sub may, with the prior written consent of the Company (not to be unreasonably withheld), assign all of its rights and obligations hereunder to any wholly owned Subsidiary of Parent, which Subsidiary shall thereupon be substituted for Merger Sub for all purposes hereof.

Section 11.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW EXCEPT TO THE EXTENT THAT THE LAW OF THE STATE OF DELAWARE IS MANDATORILY APPLICABLE TO THE MERGER. The parties hereby irrevocably submit to the jurisdiction of the courts of the County and State of New York and the State of Delaware and the Federal courts of the United States of America located in the County and State of New York or the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State, Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

Section 11.6 Expenses. Subject to Section 10.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses.

Section 11.7 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 11.8 Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company on the other may (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the Company in the case of Parent, or Parent or Merger Sub, in the case of the Company, and (c) waive compliance with any of the agreements or conditions contained herein of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 11.9 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile or otherwise) by all of the other parties.

Section 11.10 Severability; Validity; Parties in Interest. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Except as provided in Section 8.8, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 11.11 Enforcement of Agreement. The parties agree that irreparable damage would occur to Parent and Merger Sub in the event that any provision of this Agreement was not performed by the Company in accordance with its specific terms or was otherwise breached. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Except to enforce the penultimate sentence of Section 8.1 or the last sentence of Section 8.11(a), the parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 10.3. The Company agrees that, notwithstanding anything herein to the contrary, (i) to the extent it has incurred losses or damages arising out of the breach of this Agreement by Parent or Merger Sub, (A) the maximum aggregate liability of Parent and Merger Sub for such losses or damages shall be limited to the sum of the Parent Termination Fee and the amount of interest accrued thereon, if any, pursuant to Section 10.3(c), (B) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub and the Guarantors, and (C) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under the Guaranty, and (ii) in no event shall any Non-Recourse Party (as defined in the Guaranty) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first above written.

COMPASS ACQUISITION HOLDINGS CORP.

By:	/s/ Christine Vollertsen
Name:	Christine Vollertsen
Title:	Vice-President

COMPASS MERGER SUB INC.

By:	/s/ Christine Vollertsen
Name:	Christine Vollertsen
Title:	Vice-President

Signature Page to Agreement and Plan of Merger

USI HOLDINGS CORPORATION

By:	/s/ David L. Eslick
Name:	David L. Eslick
Title:	Chairman, President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

Certificate of Incorporation

of the Surviving Corporation

FIRST: The name of the corporation (the “Corporation”) is “[•].”

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is [•] c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808; and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is [•] shares of common stock, par value $.01 per share.1

FIFTH: In furtherance and not in limitation of the powers conferred upon it by law, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

SIXTH: No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing does not eliminate or limit any liability that may exist with respect to (i) a breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL or (iv) a transaction from which the director or officer derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the Corporation’s directors to the Corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL, as in effect on the date hereof and as such Section may be amended after the date hereof to the extent such amendment permits such liability to be further eliminated or limited. No amendment to, modification or repeal of this Article SIXTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

SEVENTH: Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

[1]	The number of shares will equal the number of Common Shares outstanding at the Effective Time (other than Excludeds Shares and Restricted Shares) or if such number is not determinable prior to Closing, an estimate (as determined by Parent) of such number.

A-1

EXHIBIT B

Limited Guarantee

[Form of GS Limited Guarantee

[See separate document]]

B-1